Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

Tel: 0131 225 2552
www.standardlife.com

06017483

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
UNITED STATES OF AMERICA

29 September 2006

SEC MAIL PROCESSING
RECEIVED
OCT 02 2006
WASH, DC 151 SECTION

SUPPL

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

Further to my letter of 11 August 2006 (copy attached), in accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since 11 August 2006.

I would appreciate a response to the questions in my previous letter with regard to the possibility of providing copies of the announcements electronically, the most appropriate timescales for providing copies of the announcements and the contact details for the person who deals with our File.

I look forward to hearing from you in due course.

Yours faithfully

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

Julie Reith
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_reith@standardlife.com

Encls. Copy of Letter dated 11th August 2006
Appendix A
Exhibits 17-22

COPY

Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

Tel: 0131 225 2552
www.standardlife.com

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
UNITED STATES OF AMERICA

11 August 2006

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

In accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since our admission to the Official List of the London Stock Exchange on 10 July 2006.

Going forward, I would be grateful if you could confirm whether it is possible for us to provide copies of these announcements electronically, and if so, the email address we should send them to. Additionally, we would also appreciate guidance on whether copies of each announcement should be provided when it is released to the London Stock Exchange, or whether they could be provided on a monthly basis, for example.

For ease of contact, going forward please can you confirm individual contact details for the person who deals with our File, as appropriate.

I look forward to hearing from you in due course.

Yours faithfully

Julie Reith
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_reith@standardlife.com

Encls. Appendix A
Exhibits 1-16

No.	Subject	Date of Announcement	Date Copied to SEC
17	Additional Listing	29/08/2006	29/09/2006
18	Additional Listing	18/09/2006	29/09/2006
19	Directorate Change	25/09/2006	29/09/2006
20	Holding(s) in Company	25/09/2006	29/09/2006
21	Additional Listing	26/09/2006	29/09/2006
22	Interim Results	27/09/2006	29/09/2006

Standard Life plc - Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the listing of 4,840 ordinary shares of 10 pence each in Standard Life plc (the "Company") in respect of allotments of further demutualisation shares to eligible employees. These shares, which are expected to be admitted to the Official List on 30 August 2006 for trading to commence on 31 August 2006, will rank equally with the existing issued ordinary shares of the Company.

29 August 2006

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc - Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the listing of 94,358 ordinary shares of 10 pence each in Standard Life plc (the "Company") in respect of further allotments of shares to satisfy demutualisation entitlements. These shares, which are expected to be admitted to the Official List on 19 September 2006 for trading to commence on 20 September 2006, will rank equally with the existing issued ordinary shares of the Company.

18 September 2006

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc (the "Company")

The Board of Standard Life plc announces today that Alison Reed, Group Finance Director, has decided to step down following the successful demutualisation and IPO of the Company. Alison, with her FTSE100 experience, played an invaluable role in delivering the successful IPO. The Board thanks her for her enormous contribution during her 15 months tenure as Group Finance Director. Alison has agreed to stay on in her current role until 31 October 2006 to help to effect a smooth transition to a successor. The Board has initiated a process to appoint a successor.

25 September 2006

Enquiries:

Scott White, Press Office, 0131 245 5422
Gordon Aitken, Investor Relations, 0131 245 6799

END

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Standard Life plc

2. Name of shareholder having a major interest

Franklin Resources Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Franklin Resources Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	No of Shares
The Bank of New York London	991,030
JP Morgan/Chase London	45,631,079
Citibank Nominees Ltd London	1,139,560
IXIS Investor Services London	109,530
Euroclear Brussels	9,790
HSBC Bank London	301,700
Mellon Bank London	2,620,900
Merill Lynch London	857,210
Northern Trust Company London	249,010
Royal Trust Bank of Canada London	2,758,180
State Street Nominees Limited London	5,664,161

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

15,106,250

8. Percentage of issued class

0.717%

9. Class of security

Ordinary Shares of £0.10

10. Date of transaction

Not known

11. Date company informed

22 September 2006

12. Total holding following this notification

60,332,150

13. Total percentage holding of issued class following this notification

2.8651%

14. Any additional information

This notification relates to share interests under the management of Franklin Resources Inc. and its affiliates on behalf of clients as detailed in 4 above .

15. Name of contact and telephone number for queries

Gary Gray, Group Secretariat 0131 245 6771
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799

16. Name and signature of authorised company official responsible for making this notification

Gary Gray

Date of notification

25 September 2006

Standard Life plc - Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the listing of 15,449 ordinary shares of 10 pence each in Standard Life plc (the "Company") in respect of further allotments of shares to satisfy demutualisation entitlements. These shares, which are expected to be admitted to the Official List on 27 September 2006 for trading to commence on 28 September 2006, will rank equally with the existing issued ordinary shares of the Company.

26 September 2006

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life group

Press release

STANDARD LIFE

Standard Life plc

Half Year Results Ended 30 June 2006

27 September 2006

- **Worldwide insurance PVNBP[1] sales of £5,763m (Full Year 2005: £9,367m), worldwide insurance APE[2] sales up 19% to £745m (six months to June 2005: £624m)**
- **Group new business contribution before tax of £91m (FY 2005: £33m), PVNBP margin up to 1.6% (FY 2005: 0.4%)**
- **EEV[3] operating profit before tax of £206m (FY 2005: £395m), after a £100m increase in lapse provisions**
- **IFRS[4] underlying profit before tax of £243m (FY 2005: £145m)**
- **Group EEV before IPO[5] proceeds up 3% to £3,875m (31 December 2005: £3,744m), Group EEV including IPO proceeds per share of 246p (31 December 2005: 239p)**
- **Standard Life Investments funds under management £123.4bn (31 December 2005: £118.8bn)**

There are no H1 2005 financial comparisons for EEV or IFRS results. The basis of preparation of the EEV operating profit and of the IFRS underlying profit is set out in the Standard Life Half Year Report 2006 below, which is published on the Group's website at www.standardlife.com ("the Half Year Report 2006"). These results have been calculated for the half year ended 30 June 2006 using assumptions to show the results which would have been attributable to shareholders had the company been owned by shareholders under the terms of the Scheme of demutualisation throughout H1 2006. The Scheme of demutualisation did not take effect until 10 July 2006. Surplus cashflows from the Company's life assurance business prior to that date will therefore accrue for the benefit of with profits policyholders rather than shareholders in Standard Life plc. The Group's results as a mutual entity, prepared on an IFRS basis, for the half year are included in full in the Half Year Report 2006.

Chairman, Sir Brian Stewart, commented:

"Following the successful demutualisation and IPO, Standard Life is making good progress against the background of rapid change within the industry. Our share of the UK life and pensions market rose in the first half[6] and profits improved. We look forward with confidence."

Group Chief Executive, Sandy Crombie, said:

"Our financial results for the first half of the year show strong sales growth and improved new business profitability. New business contribution of £91m, almost three times the value for the whole of 2005, reflects the continued success of our strategy of concentrating on higher margin products which require lower capital investment.

"We have been net winners from the heightened activity in the UK pensions market. However, we have seen in recent weeks an increase in lapses and have deemed it prudent to set aside a provision until lapse levels return to normal.

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. 0131 225 2552.
Calls may be recorded/monitored.
Standard Life group includes Standard Life plc and its subsidiaries.

"We remain on track to hit both our UK Life and Pensions cost-cutting target of £30m and our 2007 ROEV[7] target of 9-10%."

Notes: (1) Present Value of New Business Premium, (2) Annual Premium Equivalent, (3) European Embedded Value, (4) International Financial Reporting Standards, (5) Initial Public Offering, (6) Relative to FY 2005, (7) Return on Embedded Value

STANDARD LIFE

Financial Highlights

	EEV basis H1 2006	EEV basis FY 2005	IFRS basis H1 2006	IFRS basis FY 2005
Operating profit before tax/IFRS underlying profit before tax[1]	£206m	£395m	£243m	£145m
Profit before tax/IFRS proforma profit before tax[1]	£266m	£770m	£186m	£204m
Life and Pensions PVNBP	£5,763m	£9,367m	-	-
New business contribution	£91m	£33m	-	-
New business contribution / PVNBP	1.6%	0.4%	-	-
Embedded value before IPO proceeds	£3,875m	£3,744m	-	-
Embedded value including IPO proceeds	£5,171m	£5,040m	-	-
Embedded value per share including IPO proceeds[2]	246p	239p	-	-
Earnings per share [2 3]	7.4p	14.3p	10.3p	6.0p
Return on embedded value including IPO proceeds[4]	6.8%	7.4%	-	-

Notes: (1) The profit amounts included in the IFRS basis column represent IFRS underlying profit before tax and IFRS proforma profit before tax as defined in the Half Year Report 2006 below and do not represent the results of the mutual entity. (2) These are estimates calculated assuming shareholders owned the Group and the Scheme of demutualisation was in effect during this reporting period. Shares in issue used in the per share calculations are 2,106m. (3) Uses EEV operating profit after tax, adjusted for interest on IPO proceeds, of £155m (2005: £301m) and IFRS underlying profit after tax of £216m (2005: £127m). (4) Uses £1.3bn and £1.1bn assumed proceeds for H1 2006 and FY 2005 respectively. 2005 reported RoEV has not been restated from previously published information.

Group IFRS (mutual basis)

Throughout the first half of 2006, The Standard Life Assurance Company (SLAC) was a mutual company operated for the benefit of its with profits policyholders. The statutory accounts of the SLAC Group recorded neither a profit nor a loss on the operations of its long-term business because, under the mutual structure, all surpluses from the business accrued to the benefit of with profits policyholders through bonuses declared, or through transfers to the unallocated divisible surplus.

On a mutual basis, the Group's total net revenue was £4,437m (FY 2005: £18,406m) and operating expenses before finance costs of £57m (FY 2005: £109m) were £3,877m (FY 2005: £16,782m). The Group's total assets increased to £124,042m at 30 June 2006 (£120,260m at 31 December 2005). The decline in net revenue was a result of a lower net investment return reflecting primarily the impact of adverse bond market movements and smaller rises in equity market indices in H1 2006 compared with FY 2005. The return on investment property was strong in both periods. Overall investment return in H1 2006 was broadly in line with market returns. Similarly the reduction in operating expenses reflected the impact of market movements on policyholder liabilities.

The Summarised Consolidated Income Statement for the six months ended 30 June 2006 (IFRS mutual basis) is published in Part 6 of the Half Year Report 2006.

Group EEV and IFRS headlines

The first half of 2006 was characterised by strong sales growth assisted by A-Day and sharply improved new business profitability. Worldwide sales on a PVNBP basis were £5,763m (FY 2005: £9,367m), driven by continuing strong sales of SIPP and Investment Bonds. UK PVNBP was £4,330m (FY 2005: £6,455m), with UK pensions business the largest contributor at £3,249m (FY 2005: £4,987m). Canada was also a material contributor with PVNBP of £1,025m (FY 2005: £1,882m).

STANDARD LIFE

As previously reported, worldwide insurance sales on an APE basis increased by 19% to £745m compared with the first half of 2005, reflecting strong performance in UK Life and Pensions where APE sales increased by 25%.

The result of this strong sales performance was an increase in Standard Life's UK market share in the second quarter of 2006 to 9.2%, compared with 8.4% for full year 2005.

The transition towards more profitable products with lower acquisition costs has continued. The new business contribution, after cost of capital, was £91m, approximately three times both the first quarter figure and the total for the 2005 year as a whole (2006 Q1: £30m, FY 2005: £33m). The margin at 1.6% of PVNBP compares favourably to the level in 2006 Q1 (1.1%) and full year 2005 (0.4%).

Group EEV operating profit before tax was £206m (FY 2005: £395m), with profits of £250m (FY 2005: £454m) from Life and Pensions after net negative operating assumption changes of £38m (FY 2005: positive £37m), including a £100m increase in lapse provisions relating to both demutualisation and A-Day. Standard Life Investments, Standard Life Bank and Standard Life Healthcare together produced operating profits of £34m on an EEV basis (FY 2005: £46m).

The costs incurred by the Corporate Centre, net funding of subordinated debt and other non-covered business in total amounted to £78m (FY 2005: £105m). Within this figure, Corporate Centre costs for the first six months of 2006 were £42m (FY 2005: £58m), which included costs in relation to preparatory work in advance of conversion to a listed company. Standard Life has undertaken a number of initiatives to maintain Corporate Centre costs in 2007 at 2005 levels.

Group EEV was up 3% to £3,875m as at 30 June 2006 (£3,744m as at 31 December 2005). This figure has been calculated before taking account of the £1.3bn of net new capital raised from the IPO. Allowing for the capital raised, the pro forma Group EEV rose to £5,171m at 30 June 2006.

The IFRS underlying profit amounted to £243m, substantially ahead of the £145m profit for 2005 as a whole, with Life and Pensions IFRS underlying profit of £273m (FY 2005: £175m) benefiting from the absence of £189m of reserve strengthening which impacted the 2005 result. The UK, Canadian and European Life and Pensions businesses all made substantial improvements in their underlying IFRS results.

In Life and Pensions there was a decrease in new business strain (H1 2006: £136m, FY 2005: £332m) both in absolute terms and also relative to new business volumes (H1 2006: 18% of APE sales, FY 2005: 27% of APE sales) reflecting a reduction in acquisition costs and favourable changes in product mix. As a result, the Life and Pensions covered businesses generated positive cash flow on an EEV basis of £156m before foreign exchange and capital movements. In addition the Group had indicative net cash outflows (on an after-tax IFRS basis) from non-covered entities of £33m for H1 2006 (FY 2005: outflows of £39m). Cashflow generation remains a clear focus of the Group.

STANDARD LIFE

UK Life and Pensions

Both PVNBP (£4,330m) and APE sales (£594m) for UK covered life business continued to grow strongly during the period, largely reflecting pro-active changes in product mix, the beneficial impact of A-Day on new business volumes and continued focus on customer service. SIPP and investment bond sales were key contributors to this performance, in line with the strategy to focus on more profitable product lines. We continue to develop our product range with the roll out of our Wrap platform to advisers.

EEV operating profit was £148m (FY 2005: £272m) benefiting from the substantial increase in new business contribution from UK Life and Pensions of £78m (FY 2005: £27m) due to changes in product mix, increased sales of lower commission group pensions and lower initial expenses. As a result the PVNBP margin on UK Life and Pensions products increased significantly from 0.4% for FY 2005 to 1.8% for H1 2006, with improved margins in all key product categories. The largest improvement in profitability was in pensions where the new business contribution increased to £44m in H1 2006 from £11m in FY 2005, with the new business margin increasing to 1.4% in H1 2006 from 0.2% in FY 2005.

In FY 2005 we witnessed lower with profits lapse volumes in advance of demutualisation. To take account of this, a pre-tax provision of £23m was established at 31 December 2005 in anticipation of these deferred lapses occurring after demutualisation. Lapse volumes similarly ran at a reduced level in H1 2006. After demutualisation we saw an increase in lapses of life with profits products which, as expected, since early August, have declined. However, in light of the extent of the lapses overall, the pre-tax provision has been increased by £21m to £44m.

We have seen a different experience in pensions. Customers have consolidated their pensions arrangements as a result of A-Day. This has resulted in an increase in pensions lapses. For Standard Life this impact has only occurred in recent weeks. We have therefore set up a pre-tax provision of £79m in respect of expected A-Day related lapses. We expect this A-Day related lapse experience to revert to normal levels in 2007. A proportion of these future lapses may transfer to other Standard Life products, although this benefit has not been taken into account.

UK Life and Pensions operating profit was favourably impacted by £27m due to updated valuation assumptions, resulting in an overall UK pre-tax charge for operating assumption changes of £73m (FY 2005: negative £22m).

IFRS underlying profit improved to £155m for the first 6 months of 2006 from £16m for 12 months to December 2005. The strong performance was significantly helped by higher profits from the unitised life and pensions business.

Canadian Life and Pensions

The Canadian Life and Pensions business achieved PVNBP sales of £1,025m (FY 2005: £1,882m) with APE increasing in local currency terms by 3% to £99m in line with the strategy to prioritise retention and maintain focus on margin instead of volume. The increase in new business contribution to £11m from a loss of £2m in FY 2005 relates mainly to the repricing of the previously loss-making Universal Life product. Losses for this product in H1 2006 were £5m (FY 2005: £36m).

STANDARD LIFE

The Canadian Life and Pensions business contributed £79m (FY 2005: £131m) to Group EEV operating profits with the result boosted by the turnaround in new business contribution and lower maintenance expense assumptions reflecting ongoing cost reduction measures.

Canada IFRS underlying profit increased on a pro-rata basis to £68m in the first half of 2006 (FY 2005: £86m) due to continued growth in funds under management and the repositioning of the individual insurance offering.

Market share in H1 2006 in group savings and retirement, the largest product segment in our Canadian insurance business, rose to 23.9% (FY 2005: 23.2%), while market share in individual life fell to 1.5% (FY 2005: 4.8%). Overall market share decreased to 7.8% (FY 2005: 9.8%).

Standard Life Investments (SLI)

Following continued strong investment performance, SLI experienced large mutual fund inflows and enjoyed a good ISA season. Operating profits grew both on an EEV basis (non-covered profits only: £14m in H1 2006, £24m in FY 2005) and an IFRS basis (total profits: £28m in H1 2006, £44m in FY 2005).

At 30 June 2006, total SLI funds under management were £123.4bn, up from £118.8bn at the end of 2005. Within this, third party funds under management stood at £31.5bn, up from £28.1bn at the end of 2005. Net inflows for investment products were £3,120m (H1 2005: £2,643m).

In a survey of global fund managers based on net assets accumulated outside the US in the first six months of 2006, SLI was ranked sixth overall and first for active managers.

Standard Life Bank (SLB)

During the first six months of 2006, the UK fixed rate mortgage market has been extremely competitive. Mortgages under management at SLB were £10.4bn at end June 2006 (end December 2005: £10.7bn). Average market share by completions in the first half of 2006 at 0.8% was lower than the average during 2005 (1.1%).

SLB delivered an IFRS underlying profit of £17m (FY 2005: £24m). The effect of the decrease on lending related income was more than offset by increased fees. Costs have reduced compared with 2005, mainly due to a fall in commission and selling expenses. This is consistent with the reduction in new lending business. Cost control remains a priority within SLB to enable it to compete effectively within this market.

Standard Life Healthcare

Healthcare and General Insurance operating profit of £3m (FY 2005: £7m) and sales of £10m (H1 2005: £11m) reflected competitive pressure in both the small and medium enterprise and individual markets.

This operating figure excludes a £9m write-down against the FirstAssist acquisition and a £5m provision for restructuring expenses. The former reflects the write-off of purchased software, higher than expected lapse experience and a reduction in sales of FirstAssist products.

The integration of FirstAssist remains on track and the combined market share for Standard Life Healthcare and FirstAssist is estimated to be 8.5% of the PMI market.

Outlook

Standard Life sees opportunities for continuing profitable growth in the UK, following the boost provided by Pensions A-Day, and for good progress in its other major markets. In Life and Pensions the first class service, leading product range and strong relationships with intermediaries combine to underpin prospects for profitable growth. In Asset Management excellent investment performance provides a solid basis for further gains, while in the other businesses improved efficiencies will assist margins.

To view the full Half Year Report please cut and paste the attached link into the address bar of your web browser.

Please insert PDF here

Ends

STANDARD LIFE

For further information please contact:

Media:

Scott White	0131 245 5422 / 0771 248 5738
Barry Cameron	0131 245 6165 / 07712 486 463
Emma Wylie	0207 872 4154 / 07712 486 444
Neil Bennett (Maitland)	0207 379 5151 / 07900 000 777

Equity Investors:

Gordon Aitken	0131 245 6799
Gillian Bailey	0131 245 1110

Debt Investors:

John Cummins	0131 245 5195
Georgina Marshall	0131 245 9798

STANDARD LIFE

Notes to Editors

1. A presentation to investors and analysts will take place at 9.30am (BST) at UBS, 1 Finsbury Avenue, London EC2M 2PP. An audio cast of the presentation and the presentation slides will be available on the Group's website, www.standardlife.com

2. There will also be a live teleconference link to the investor and analyst presentation. UK investors should dial 0845 245 5000, and overseas investors should dial +44 1452 562 716. Callers should quote Standard Life plc Half Year Results 2006. The conference ID number is 6984275.

3. Standard Life aims to work to the highest ethical, legal and professional standards. The group's first stand-alone Corporate Responsibility Report is published today and reports on performance in this area during 2005. During 2006, Standard Life has continued to demonstrate its commitment to corporate responsibility during a period of significant change. The company intends to publish its 2006 Corporate Responsibility Report at the time the 2006 Annual Report is issued to shareholders. A full copy of the report can be found on www.standardlife.com/CR

4. Period on period percentage increases are in sterling unless otherwise stated.

STANDARD LIFE

Half Year Report 2006

Contents

Page

The half year report for the 6 months ended 30 June 2006 is published on the Group's website at www.standardlife.com. The directors are responsible for the maintenance and integrity of the financial information published on the website in accordance with UK legislation governing the dissemination of financial statements. Access to the website is available outside the UK, where comparable information may be different.

If you would like a hard copy of this report, please write to the Company's registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE

For the period to 30 June 2006 The Standard Life Assurance Company (SLAC) traded as a mutual company and as such was managed for the benefit of SLAC's with profits policyholders. Accordingly, no profits for the period are reflected in the Group International Financial Reporting Standards (IFRS) Income Statement in Part 6 of the Half Year Report (the Report). However, to assist users and provide shareholders with a basis for future comparison, the IFRS and European Embedded Value (EEV) results for the 6 months ended 30 June (H1 2006) have been restated in the Business Review, as if the Group had been a proprietary company and not a mutual company[a].

On 10 July 2006 SLAC demutualised and the shares of a new holding company for the Standard Life Group, Standard Life plc, were listed on the London Stock Exchange. At the same time SLAC changed its name to The Standard Life Assurance Company 2006. Note 6.9 'Post Balance Sheet events' to the IFRS Report (mutual basis) provides further details.

The basis of preparation used to determine the EEV, IFRS Historical Financial Information (HFI) and IFRS Proforma Financial Information are consistent with that used in the Prospectus. Appendices to this Report provide further details.

On an EEV basis, operating profit before tax improved slightly on a pro-rata basis to £206m for H1 2006 from £395m for the year ended 31 December 2005 (FY 2005). This is despite an increase in provisions of £100m for the demutualisation and A-Day lapse spikes as set out in section 2.3. Non-operating items are analysed on the face of the EEV Consolidated Income Statement in Part 5.

In order to estimate a meaningful IFRS profit, a two-stage approach has been adopted. Firstly, an estimate of the profit attributable to shareholders, on the basis that the Scheme of Demutualisation (the 'Scheme') applied at the period-end, is calculated (the HFI adjustment[b]). Secondly, an estimate is made of the impact on the shareholder profit transfer assuming that the Group demutualised at the beginning of the period (the Proforma adjustment[c]). It should be noted that the adjustment relating to interest on the Initial Public Offering (IPO) proceeds is restricted to £750m of net proceeds allocated to Standard Life Assurance Limited (SLAL) on flotation, rather than the £1.3bn of total net new capital raised.

Both of these measures demonstrate the improved profitability of the Group during H1 2006 compared to FY 2005. The HFI adjustment before shareholder tax increased to £83m (H1 2006) from £69m (FY 2005). Pre-tax Proforma profit was £186m for H1 2006 compared with £204m for FY 2005. Part 3 of this Report provides a more detailed analysis of the key drivers behind this improvement.

The improvement in profitability is also reflected in new business contribution (NBC) which increased to £91m for the first half of 2006 from £33m for the whole of 2005. The NBC margin, taking the NBC as a ratio of the present value of new business premiums (PVNBP), has increased to 1.6% from 0.4% over the same period. A key factor behind this increase has been a net inflow of higher margin business from A-Day related activity. Post 30 June, the Group is expecting to experience higher lapse rates due to the A-Day effect and an additional provision has been established as a result. A more detailed analysis of new business is provided in Part 1.

Consistent with industry practice for both EEV and IFRS, adjustments are made to the Group results to help demonstrate the underlying results of the business. For IFRS, to avoid confusion with the Proforma profit, this is referred to as underlying profit.

On an IFRS basis, underlying profit before tax increased to £243m for H1 2006 from £145m for FY 2005. The most significant non-operating item in both periods relates to the removal of accounting volatility in the measurement of non-linked Canadian investment contract liabilities (amortised cost valuation) and the measurement of the assets backing these policyholder liabilities (fair value basis). IFRS underlying profit is based on the Proforma profit before shareholder tax and after minority interest, which is then adjusted for certain non-operating items as set out in the basis of preparation section in Part 3.

In this Report, comparison is made between full year 2005 financial information and half year 2006 financial information with the exception of Annual Premium Equivalent (APE)[d] new business information in Part 1. As at 30 June 2005 Group financial information was prepared on a mutual basis in accordance with UK GAAP. This is not comparable to the information presented in this Report.

[a] Refer to the EEV basis of preparation note in Part 5 and the IFRS basis of preparation note in Appendix 2 in Part 7 for further details.

[b] HFI is a representation of the accounting results of the Group as though the legal arrangements set out in the Scheme had applied to such results. In preparing the HFI, the mutual financial information has been adjusted to reflect the terms of the Scheme. Adjustments required to the underlying financial records have been made in order to illustrate the financial result that would have been attributable to shareholders in the Group, had the Group operated as a shareholder-owned company during the period.

[c] The proforma profit is based on the HFI result adjusted to reflect the profit that would have arisen had the Scheme as well as the anticipated post-demutualisation capital and debt structure been in place at the beginning of the period. These adjustments impact the Group's UK and European life assurance and pensions business results. The proforma profit is provided for illustrative purposes only and, because of its nature, addresses a hypothetical situation. It does not, therefore, represent the Group's actual financial result for the period.

[d] APE represents all regular premiums plus 10% of single premiums.

1.1 Long-term insurance: new business summary

The new business press release on 1 August 2006 provided an analysis of insurance sales on an APE basis. The following section includes extracts from the 1 August Press Release together with an analysis of new business sales based on the present value of new business premiums[e] and an analysis of new business contribution[f].

	NBC		PVNBP		APE		
	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
UK Insurance							
Pensions	44	11	3,249	4,987	484	416	758
Life	18	9	889	1,131	90	40	114
Annuities	22	22	168	295	16	17	30
Protection	(6)	(15)	24	42	4	2	6
Total UK Life & Pensions	**78**	**27**	**4,330**	**6,455**	**594**	**475**	**908**
European Insurance							
Germany			209	677	21	41	66
Republic of Ireland			131	243	18	11	34
Total European Life & Pensions[g]	**2**	**8**	**340**	**920**	**39**	**52**	**100**
Canadian Insurance							
Group savings & retirement			693	1,033	61	36	89
Individual insurance, savings & retirement			264	565	29	35	71
Group insurance			68	284	9	13	24
Total Canadian Insurance[h]	**11**	**(2)**	**1,025**	**1,882**	**99**	**84**	**184**
Other Insurance[i]	**-**	**-**	**68**	**110**	**13**	**13**	**26**
Total Worldwide Insurance	**91**	**33**	**5,763**	**9,367**	**745**	**624**	**1,218**

1.2 Life & Pensions: new business summary

Worldwide insurance PVNBP increased in relative terms to £5,763m for H1 2006 from £9,367m for FY 2005 driven by the continued strong sales of Self Invested Personal Pension (SIPP) and Investment Bonds. Worldwide insurance APE sales increased by 19%[j] to £745m in H1 2006 compared to £624m in H1 2005, reflecting strong UK performance. NBC increased significantly in H1 2006 to £91m compared to £33m for FY 2005 as a result of the change in product mix, lower acquisition costs and the focus on products with higher margins. This improved the NBC margin on a PVNBP basis which increased to 1.6% in H1 2006 from 0.4% in FY 2005.

UK Life & Pensions

Sales of new business in UK Life & Pensions were strong in the first half of 2006. APE sales increased 25% to £594m (H1 2005: £475m) with significant increases in both pension and life products. Consistent with the focus on the more profitable segments of the market, single premiums business increased by 52% in the first half of 2006, while regular premiums business increased by 3%

[e] PVNBP is a measure of insurance sales calculated using the EEV methodology. It represents total single premiums received during the period plus the discounted value of premiums expected to be received over the term of new regular premiums contracts. Refer to EEV methodology – New Business (Appendix 1) for further information.
[f] NBC is the expected present value of all future cash flows attributable to the shareholder from new business calculated using EEV methodology and is shown before tax. NBC for H1 2006 has been calculated as at the end of the period using start of period economic assumptions and end of period non- economic assumptions together with actual acquisition expenses and commissions. Refer to EEV methodology – New Business (Appendix 1) for further information.
[g] NBC is reported only at aggregated levels for European Life & Pensions.
[h] NBC is reported only at aggregated levels for Canadian Insurance.
[i] Other insurance principally comprises Asian insurance joint ventures.
[j] Excluding the effects of foreign exchange the movement would have been 17%.

NBC increased to £78m in H1 2006 from £27m in FY 2005. Profitability has improved as a result of a combination of increased volumes of new business, improvement in underlying product profit margins, the change in product mix and lower acquisition costs. The largest improvement in profitability is seen in the pensions business where NBC increased to £44m in H1 2006 from £11m in FY 2005. The NBC margin for pensions on a PVNBP basis improved to 1.4% in H1 2006 from 0.2% in FY 2005.

In line with the business repositioning strategy to focus on higher margin single premium products, there has been a marked change in product mix leading to improved profitability. Increased sales of SIPP and drawdown products in H1 2006 have helped drive this repositioning. H1 2006 APE sales of SIPP and drawdown products increased by 75% to £105m (H1 2005: £60m) and funds under management (FUM) grew 79% to £2.2bn. Other factors include increased sales of lower commission group pensions business and an increased proportion of single premium new business. Product improvements and the strong performance of many of the key funds managed by Standard Life Investments (SLI) have led to strong growth in sales of investment bonds, with APE increasing by 121% to £86m (H1 2005: £39m). Similarly, Trustee Investment Pension Plan (TIPP)[k] and Personal Pension Investment Plan (PPIP) APE sales have increased 67% to £77m (H1 2005: £46m).

Unit acquisition costs have reduced as a result of the impact of the rationalisation of the branch network and further efficiencies in new business processing. In addition there has been an increase in underlying margins primarily due to increased annual management charges on some individual SIPP business.

NBC in respect of unitised life business increased to £18m in H1 2006 from £9m in FY 2005. The NBC margin on a PVNBP basis improved to 2.0% in H1 2006 from 0.8% in FY 2005. These improvements were mainly due to lower acquisition costs.

NBC in respect of annuities for H1 2006 of £22m was ahead in relative terms compared to FY 2005 results. The NBC margin on a PVNBP basis improved to 13.1% in H1 2006 from 7.5% in FY 2005. This margin improvement was due to a combination of lower acquisition costs and writing higher margin business.

NBC in respect of new protection business showed a loss of £6m for H1 2006. This is an improvement compared with performance in FY 2005.

European Life & Pensions

New business sales in H1 2006 for Standard Life Germany decreased 49%[l] to £21m (H1 2005: £41m). The strong sales performance in H1 2005 benefited from changes to tax legislation.

Standard Life Ireland increased APE sales by 64% to £18m during H1 2006 (H1 2005: £11m) with strong performance in both quarters. This increase in sales has been driven by the success of the Synergy suite of products launched in the first half of 2005. In the second quarter of 2006, Standard Life introduced new products to the Irish market based on the SIPP platform and early demand is encouraging.

PVNBP in Europe decreased to £340m for H1 2006 from £920m in FY 2005. The reduction is largely attributable to the fall in new business sales in Germany.

NBC in Europe reduced to £2m in H1 2006 from £8m in FY 2005, primarily due to the changes in tax legislation in Germany as referred to above. The NBC margin on a PVNBP basis has fallen to 0.6% in H1 2006 from 0.9% in FY 2005.

Canadian insurance

APE sales increased to £99m in H1 2006 from £84m in H1 2005.

Group savings and retirement is the largest product segment in the Canadian insurance business. Sales in this area grew very strongly in the first half of 2006. One large scheme contributed £22m to APE and generated PVNBP of £260m in H1 2006.

APE sales of individual insurance, savings and retirement business reduced by 17%[m] compared with H1 2005. This reflected the repricing of the main universal life product in 2005 resulting in a fall in sales in H1 2006 to £4m (H1 2005: £10m).

[k] TIPP is a Trustee Investment Pension Plan designed to meet the needs of Trustees of exempt approved occupational pension schemes (defined benefit, defined contribution and SSAS schemes). PPIP is a Personal Pension Investment Plan. It is a version of TIPP available to managers of SIPPs that are administered externally to Standard Life.
[l] Excluding the effects of foreign exchange the movement would have been 52%.
[m] Excluding the effects of foreign exchange the movement would have been 28%.

Group insurance sales, representing the smallest product segment fell 31%[n] in a challenging market. Canada continues to prioritise retention and maintain focus on margin instead of volume.

NBC improved to a profit of £11m in H1 2006 from a loss of £2m in FY 2005. The NBC margin on a PVNBP basis has increased to 1.1% in H1 2006 from -0.1% in FY 2005. This improvement is due to the repricing of some products, a shift to sales of higher margin products and expense reductions related to management actions in 2005 and H1 2006.

NBC in FY 2005 was adversely affected by certain individual life insurance products that have now been repriced and which generated a loss of £36m in FY 2005. There were £5m of residual losses related to these products in H1 2006. No further residual losses in respect of these products are expected.

Asia

In India, HDFC Standard Life Insurance Company Limited increased APE sales by 68%[o] to £70m (H1 2005: £42m) of which the Group's share[p] was £12m and £11m for the respective periods. In China, Heng An Standard Life opened its third branch, in Beijing. Total APE sales by Heng An increased to £2.6m in H1 2006 from £0.4m in H1 2005 of which the Group's share was £1.3m and £0.2m for the respective periods.

1.3 Standard Life Investments (SLI): new business summary

	Net Inflows		
	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
UK	2,799	2,733	4,944
Canada	90	(99)	(41)
International	231	9	(35)
Total Worldwide Investment	**3,120**	**2,643**	**4,868**

SLI has achieved another strong result, despite increasing volatility in markets over the first six months of the year. Net inflows from investment products were £3,120m (H1 2005: £2,643m). The main component behind this acceleration was increased inflow into UK mutual funds of £684m (H1 2005: £78m). Within mutual funds the UK Select Property Fund, launched in October 2005, has been particularly successful, with funds under management of £482m at 30 June 2006.

At 30 June 2006, total SLI funds under management were £123.4bn, up from £118.8bn at the end of 2005. Third party funds under management stood at £31.5bn, up from £28.1bn at the end of 2005.

1.4 Standard Life Bank (SLB): new business summary

	Gross Mortgage Lending		
	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Gross Mortgage Lending	**1,216**	**1,442**	**3,092**

Gross mortgage lending fell by 16% to £1,216m over H1 2006 (H1 2005: £1,442m). The market remained highly competitive. In this environment SLB has focused on winning business at appropriate margins whilst continuing to drive costs down.

[n] Excluding the effects of foreign exchange the movement would have been 40%.
[o] Excluding the effects of foreign exchange the movement would have been 65%.
[p] Standard Life has two joint venture partnerships with HDFC: a life insurance company HDFC Standard Life Insurance Limited, in which it holds just under 19% and HFDC Asset Management Company, in which it holds 49.9%. Standard Life's holding in HDFC Standard Life Insurance Limited changed during the period and the results for the period to 30 June 2006 are based on a weighted average holding of 17.3% (30 June 2005: 26%). The growth percentages quoted for India relate to the results of HDFC Standard Life Insurance Limited, rather than the growth in Standard Life's share of the joint venture.

1.5 Standard Life Healthcare (SLH): new business summary

Healthcare and Private Medical Insurance (PMI)	New Business Sales		
	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
New Business Sales	**10**	**11**	**20**

First half sales were £10m (2005: £11m) reflecting competitive pressure in both the small and medium enterprise (SME) and individual markets.

2.1 EEV profit highlights for the 6 months ended 30 June 2006

Analysis of EEV Income Statement	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m
Life & Pensions		
UK	148	272
Europe	25	53
Canada	79	131
Other	(2)	(2)
Life & Pensions operating profit	**250**	**454**
Investment Management	14	24
Banking	17	15
Healthcare & General Insurance	3	7
Other	(78)	(105)
Operating profit before tax	**206**	**395**
Other non-operating income	60	375
Profit before tax	**266**	**770**
Key statistics		
Gross contribution from new business (£m)	91	33
Gross new business margin (%)	1.6	0.4
Closing Group Embedded Value (£m)	3,875	3,744
Return on Embedded Value[q] (%)	6.8	7.4

2.2 Basis of preparation

The basis of preparation for EEV is complicated by the fact that the FY 2005 EEV results have been calculated assuming that the demutualisation occurred at 31 December 2005. As a consequence, previously reported EEV results for 2005 are not directly comparable with the H1 2006 EEV results which assume that demutualisation occurred at 30 June 2006. To take account of this, a number of adjustments have been made to the H1 2006 opening balances. This is reflected in detail in the EEV Report in Part 5, in particular in Note 5.1(c).

Appendix 1 sets out in more detail the basis of preparation for EEV.

2.3 Operating profit before tax

UK Life & Pensions

NBC has increased significantly to £78m for H1 2006 from £27m for FY 2005 as set out in Part 1 of the Business Review.

Consistent with experience in FY 2005, lapse volumes reduced in H1 2006 for with profits business in advance of the demutualisation on 10 July 2006. To take account of this a provision of £23m (£16m after tax) was established at 31 December 2005. In light of subsequent experience this provision was increased to £44m (£31m after tax) at 30 June 2006.

In addition, subsequent to demutualisation there has been an increase in the volume of pension business lapses, which it is believed are driven by recent UK legislative changes ('A-Day'). A provision of £79m (£55m after tax) has been established in respect of expected A-Day related lapses. Although there is an expectation that a proportion of these future lapses may transfer to other Standard Life products, this benefit has not been reflected in the £55m post-tax provision. It is expected that lapses will revert to previous levels early in 2007.

As a result of these changes in both the demutualisation and A-Day lapse provisions, pre-tax operating profits have been reduced by £100m (after-tax impact £70m).

[q] ROEV has been calculated assuming that the proceeds from the IPO were received at the beginning of the period and earned a pre-tax return of 4.4% during the period. All other figures in the above table ignore the impact of the IPO proceeds.

Europe and Canada Life & Pensions

Movements in operating profit before tax are largely driven by NBC as detailed in Part 1 of the Business Review. In addition, a gain of £28m arising from a reduction in maintenance expense assumptions, reflecting ongoing cost reduction measures, has increased operating profit for the Canadian Life & Pensions business.

Investment Management, Banking and Healthcare & General Insurance

Profits are consistent with the IFRS underlying profit[r] except that Investment Management profits exclude profits from managing life and pensions business, which are included within the Life & Pensions operating profit. Part 3 of the Business Review provides an analysis of IFRS underlying profit for these business segments[s].

Other

This consists of costs incurred by the Corporate Centre, net funding of subordinated debt and other non-covered business.

Corporate centre costs in H1 2006 were £42m (FY 2005: £58m), which include costs in relation to preparatory work in advance of conversion to a listed company.

Other non-covered business reported a loss in H1 2006 of £24m (FY 2005: loss of £19m). H1 2006 includes costs associated with ongoing WRAP development of £6m. The balance primarily relates to IFRS basis accounting losses on mutual funds and non-covered SIPP business, with the latter in particular reflecting increased acquisition costs arising from significantly higher sales volumes.

2.4 Other non-operating income

The EEV methodology excludes from operating profits: investment variances; economic assumption changes; movements in the time value of options and guarantees (TVOG); movements in the market value of subordinated debt compared to the IFRS adjusted cost basis; movements in the pension scheme deficit; and other relevant adjustments identified in the calculation of IFRS underlying profit[s].

The impact in total of these items is to increase profit before tax by £60m in H1 2006 compared with £375m in FY 2005. Life & Pensions non-operating loss was £47m in H1 2006 (FY 2005: profit £419m). This is after allowing for a profit of £6m (FY 2005: loss £44m) arising from the movement in TVOG.

2.5 Return on Embedded Value (ROEV)

ROEV is defined as net operating profit as a percentage of opening EEV, assuming that the IPO proceeds had been available for the full period, and is annualised where appropriate. ROEV has declined to 6.8% for H1 2006 from 7.4% for FY 2005. The increase in the UK provision for both demutualisation and A-Day related lapses has reduced the ROEV by 1.4%. NBC represents 2.5% of ROEV in 2006 compared to 0.5% in 2005.

[r] IFRS underlying profit is based on the proforma profit before shareholder tax and after minority interest which is then adjusted for certain non-operating items as set out in the basis of preparation section.
[s] The impact of hedge volatility in the banking business was included in operating profit in FY 2005.

3.1 Consolidated IFRS Income Statement for the 6 months ended 30 June 2006

	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m
Total net revenue	4,437	18,406
Total operating expenses and finance costs	(3,934)	(16,891)
Result before tax	**503**	**1,515**
Tax expense	(125)	(531)
Transfer to unallocated divisible surplus	(296)	(901)
Profit attributable to minority interests	(82)	(83)
Balance on Income Statement	-	-

Total net revenue for H1 2006 has reduced to £4,437m from £9,203m (pro-rated FY 2005). The Summarised Consolidated IFRS Income Statement on page 31 illustrates that the main reason for this decline has been a decrease in net investment return. Investment return is broadly in line with market returns but significantly down on prior year. This is primarily due to the impact of adverse bond market movements and lower growth in equity markets in H1 2006 relative to FY 2005. Return on investment property has continued to be strong in both periods.

The reduction in investment return has had a corresponding impact on the change in policyholder liabilities resulting in a fall in total operating expenses.

3.2 Basis of preparation

Throughout the period covered by these results, SLAC was a mutual company operated for the benefit of its with profits policyholders. The IFRS Consolidated Income Statement of the Group records neither a profit nor a loss on its long-term business, because under the mutual structure, all surpluses from the business accrue to the benefit of with profits policyholders.

To assist users and provide shareholders with a basis for future comparison, the IFRS mutual results (as presented above and in more detail in Part 6) have been restated in section 3.3 as if the Group had been a proprietary company during the period. The restatement process is consistent with that used in the Prospectus to provide HFI and Proforma financial information. A more detailed description of the basis of preparation of the HFI and Proforma financial information is set out in the Prospectus and in Appendix 2.

To allow a more meaningful analysis of the underlying business performance on an IFRS basis, results have been presented on a 'normalised' operating profit basis (IFRS underlying profit) in section 3.4. This excludes volatility arising from differing valuation bases for assets and liabilities in respect of Canadian non-linked business and volatility arising from non-qualifying economic hedges in the Group's banking activities. Underlying profit also excludes one-off impairment charges and restructuring expenses to the extent that they are not borne by policyholders. The impact of adjustments used to derive IFRS underlying profit are set out in section 3.3.

3.3 Derivation of IFRS underlying profit

	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m
Adjustments to derive HFI profit		
Balance on IFRS mutual Income Statement	-	-
HFI adjustment to unallocated divisible surplus	81	30
HFI adjustment to tax	2	39
HFI profit before shareholder tax and after minority interest	**83**	**69**
Adjustments to derive Proforma profit[t]		
Deferred acquisition costs	90	157
Assumed interest on proceeds of share issue	17	33
New business reserving strain	(4)	(55)
Proforma profit before shareholder tax and after minority interest	**186**	**204**
Adjustments to derive underlying profit		
Volatility arising in Canada non-linked business	62	(68)
Volatility arising from non-qualifying economic hedges	(19)	9
Impairments	9	-
Restructuring expenses	5	-
Underlying profit before shareholder tax and after minority interest	**243**	**145**

The estimated shareholder tax on underlying profit is assumed to be £27m in H1 2006 (FY 2005: £18m).

3.4 Analysis of IFRS underlying profit[u] by business segment

	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m
Life & Pensions		
UK	155	16
Europe	52	73
Canada	68	86
Other	(2)	-
Total Life & Pensions	**273**	**175**
Investment Management	28	44
Banking	17	24
Healthcare & General Insurance	3	7
Other	(78)	(105)
Total IFRS underlying profit	**243**	**145**

The derivation of IFRS underlying profit is set out in section 3.3 above.

To ensure consistency with the EEV financial highlights, the loss associated with other non-covered business has been excluded from the UK Life & Pensions underlying profit.

[t] An explanation of the adjustments to derive proforma profit is provided in Part 7 Appendix 2.
[u] IFRS underlying profit is based on the proforma profit before shareholder tax and after minority interest which is then adjusted for certain non-operating items as set out in the basis of preparation section.

3.5 Overview of IFRS underlying profit results

The IFRS underlying profit has increased significantly compared with the prior year to £243m for H1 2006 from £145m for FY 2005. This increase in underlying profit has been strong across the key operating segments of the business.

UK Life & Pensions

UK Life & Pensions underlying profit has increased to £155m for H1 2006 from £16m in FY 2005.

The most significant reason for the increase is in respect of annuity business. In 2005 reserves were strengthened for changes in mortality assumptions and annuity enhancements post A-Day of £189m, for which there have been no similar increases in 2006. Excluding this adjustment, underlying profit for FY 2005 was £205m. Compared with this on a pro-rata basis, profits have increased by 51%.

The increase in 2006 is primarily attributable to the significant increase in profits generated by unitised life and pensions business led primarily by increased management charges relating to the higher value of policies under management. There has been significant growth in new business in this category and performance of this segment is core to the business strategy of continuing to target more profitable lines of new business (including SIPP).

Europe Life & Pensions

Underlying profit generated by the European Life & Pensions businesses is £52m in H1 2006 compared with £73m in FY 2005. This represents an increase of 42% on a pro-rata basis.

The increase is primarily in respect of the emergence of profits on the existing book of German policies following significant sales in 2004.

Canada Life & Pensions

Excluding volatility in respect of differing asset and liability valuation bases for non-linked business, Canadian Life & Pensions underlying profits increased by 58% on a pro-rata basis to £68m in H1 2006 from £86m in FY 2005. The increase is attributable to higher fee income arising from the continued growth in mutual funds and segregated funds under management and from the continued strategic focus on higher margin product mix. Underlying profit excludes the impact of volatility arising in Canada on non-linked investment contracts. The volatility arises as the policyholder liabilities, associated with a portfolio of assets measured at fair value, are measured at amortised cost. In H1 2006 asset values fell mainly as a result of increasing bond yields creating unrealised losses which were not matched by corresponding falls in the value of policyholder liabilities.

Investment Management

Underlying profit has increased by 27% on a pro-rata basis to £28m in H1 2006 (FY 2005: £44m).

Funds under management increased by 4% to £123.4bn at H1 2006 from £118.8bn at FY 2005. This compares to an annual increase in 2005 of 24%. The main reason for the reduction in rate of growth is due to the decline in world bond markets and a decline in growth of world equity markets in H1 2006. £31.5bn of funds at H1 2006 (£28.1bn at FY 2005) are managed on behalf of external clients.

The increase in profit is primarily due to a rise in investment management fees partly from increased funds under management and partly from the application of higher charges. These trends are reinforced by the key ratios below:

Key statistics	**6 months to 30 June 2006**	**12 months to 31 December 2005**
Earnings Before Interest and Tax (EBIT) margin	22.4%	21.2%
Annualised revenues/average FUM	19.2bps	17.6bps

Banking

Excluding volatility in respect of non-qualifying economic hedges, underlying profit from the banking business has increased by 42% on a pro-rata basis to £17m in H1 2006 (FY 2005: £24m).

Mortgage lending decreased during the period due to competitive retail market conditions coupled with SLB's strategic focus on margins rather than continued growth. The effect of the decrease on lending related income was more than offset by increased redemption fees.

Costs have reduced compared with 2005, mainly due to a fall in commission and selling expenses. This is consistent with the reduction in new lending business as detailed in Part 1 section 1.4. The increase in income and reduction in costs have had a favourable impact on the key statistics below.

Key statistics	6 months to 30 June 2006	12 months to 31 December 2005
Cost income ratio	66.7%	74.2%
Net interest income	£40m	£75m
Interest margin	66.3bps	64.1bps

Healthcare & General Insurance

Excluding the write down of the FirstAssist investment of £9m and expected restructuring expenses of £5m from underlying profit in H1 2006, Healthcare results are marginally lower than pro-rated 2005. The impairment charge includes £4m relating to previously capitalised software development costs. The provision of £5m for restructuring expenses primarily relates to building costs.

Gross earned premium has increased by 18% due to the purchase of the FirstAssist portfolio in April 2006. This has been offset by increased costs associated with FirstAssist and higher year to date claims. As set out in Part 1, new business sales are lower in H1 2006 compared to H1 2005.

Other

This consists of costs incurred by the Corporate centre, net funding of subordinated debt and other non-covered business. These are discussed in more detail in section 2.3

4.1 Capital and Financing

The Group is required to measure and monitor its capital resources on a regulatory, as well as an IFRS basis, and to comply with the minimum capital requirements of regulators in each territory in which it operates. In general, the regulators require more prudent assumptions than IFRS. Within the UK, companies are required to use the higher of the realistic and regulatory peak in establishing solvency requirements. The Group's total capital resources are in excess of both total regulatory capital and the minimum regulatory capital requirements.

The Group raised £1.3bn of net new capital from the flotation on 10 July. This is not reflected in the 2006 Half Year Report, except for the assumed interest relating to the planned allocation of £750m of net proceeds to SLAL on flotation. This is shown as an adjustment to derive Proforma profit. These proceeds were allocated to SLAL to support the capital adequacy of the company and finance new business growth as set out in the Scheme. The Group continues to have further access to additional debt capital if required, including via securitisation. During the period SLB securitised an additional tranche of its mortgage book as part of the ongoing securitisation programme.

A common measure of financial strength in the UK for long-term insurance business is the excess of available capital resources over the Capital Resources Requirement (CRR). Assuming demutualisation and flotation occurred as at 31 December 2005 and after taking into account the allocation to it of approximately £750m of net new capital proceeds SLAL would have reported an excess of capital resources over its CRR in excess of £2bn at that date. Under the same scenario, as at 30 June 2006 SLAL would have continued to report an excess of capital resources over its CRR in excess of £2bn.

The current insurer financial strength ratings for SLAL are A1 (stable) and A (stable) from Moody's and Standard & Poor's respectively. These ratings were assigned to SLAL on flotation on 10 July, and are unchanged from the SLAC ratings immediately prior to demutualisation. SLAL's ratings from both agencies are a reflection of its strong financial security characteristics, including its capital position. On 10 July Standard & Poor's also published a BBB+ rating for the new holding company, Standard Life plc, reflecting the standard two-notch gap from the main operating company applied to holding companies.

On flotation Moody's also published an A3 (stable) deposit rating for SLB following completion of the review for possible downgrade from A2 announced on 8 February 2006. This action reflects the revised structure of the Group following demutualisation, as support for SLB will now be provided by shareholders rather than the entirety of the long-term fund as was the case as a mutual. At the same time, Moody's upgraded the financial strength rating of SLB from D+ to C- (stable) following completion of the review for possible upgrade, reflecting the continued strengthening in financial fundamentals. SLB's current deposit rating is indicative of its good credit quality.

4.2 Cash Generation

EEV Cash Generation – Life & Pensions

6 months to 30 June 2006	**Free Surplus £m**	**Required Capital £m**	**Adjusted Net Worth £m**
New business strain	(136)	9	**(127)**
Expected transfer to net worth	210	(16)	**194**
Expected return on net worth	(2)	9	**7**
Operating experiences variances	6	1	**7**
Development costs	(8)	-	**(8)**
Operating cash flows excluding assumption changes	**70**	**3**	**73**
Assumptions changes and non-operational experience variances	75	8	**83**
Total cash movement	**145**	**11**	**156**

12 months to 31 December 2005	**Free Surplus £m**	**Required Capital £m**	**Adjusted Net Worth £m**
New business strain	(332)	26	**(306)**
Expected transfer to net worth	331	(13)	**318**
Expected return on net worth	8	25	**33**
Operating experiences variances	35	1	**36**
Development costs	(12)	-	**(12)**
Operating cash flows excluding assumption changes	**30**	**39**	**69**
Assumptions changes and non-operational experience variances	(21)	(26)	**(47)**
Total cash movement	**9**	**13**	**22**

The tables above reflect movements in free surplus and required capital net of tax for covered business including the current profits and losses of SLI on its management of funds relating to the Life & Pensions business. Exchange rate and capital movements are not included.

Whilst the expected transfer to net worth has moved broadly in line with changes in opening Present Value of In Force (PVIF) values (H1 2006: £3,141m; FY 2005: £2,487m), there has been a significant decrease in new business strain (H1 2006: £136m; pro-rated H1 2005: £166m) both in absolute terms and also relative to new business volumes. This reflects the reduction in acquisition costs and changes in product mix as described in Part 1 of the Business Review.

Ignoring the impact of operating experience variances, development costs and assumption changes, the net free surplus cash flow has improved to £72m in H1 2006 from £7m in FY 2005. Allowing for the impact of operating variances and development costs, the improvement in free surplus cash flow is £70m from £30m.

In addition to the positive cash flows of £156m generated by the Life & Pensions covered business, the Group has indicative net cash outflows (on an after-tax IFRS basis) from non-covered entities of £33m for H1 2006 (FY 2005: outflows of £39m) as detailed in the following table.

	Notes	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m
Adjusted net worth – covered business		156	22
Non-covered life business	(*)	(56)	(74)
Banking	(**)	10	14
Investment Management	(**)	10	18
Healthcare & General Insurance	(**)	3	3
		123	(17)

(*) Based on post-tax non-covered losses in respect of the Life & Pensions business. Pre-tax figures are reported in Note 5.5.

(**) These indicative cash flows are based on IFRS profit after tax adjusted for:

- Items excluded from IFRS underlying profit for Banking and Healthcare & General Insurance businesses as set out in Part 3.
- Element of Investment Management post-tax results included in covered business of £10m H1 2006 (FY 2005: £13m).

The analysis of cash flows from covered business (calculated on an EEV basis) and non-covered business (calculated on an IFRS basis) is not comparable to the Cash Flow Statement in the IFRS (mutual) results in Part 6 which combines both policyholder and shareholder cash flows.

The net cash outflow from operating activities for the Group during H1 2006 of £354m, as disclosed in the IFRS mutual Cash Flow Statement in Part 6, is primarily due to timing effects of investment purchases and sales settlements at the 2005 year-end.

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EEV Consolidated Income Statement
for the 6 months ended 30 June 2006

	Notes	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m
Life & Pensions			
UK		148	272
Europe		25	53
Canada		79	131
Other		(2)	(2)
Life & Pensions operating profit	5.1	**250**	**454**
Investment Management(*)		14	24
Banking		17	15
Healthcare & General Insurance		3	7
Other	5.5	(78)	(105)
Operating profit before tax		**206**	**395**
Other non-operating items			
Long-term investment return and tax variances	5.1	58	231
Effect of economic assumption changes	5.1	(111)	232
Movement in TVOG	5.1	6	(44)
Mark to market movement on subordinated debt		110	(63)
Movement in pension scheme deficit including actuarial gains and losses		(8)	19
Impairment of acquired intangible assets		(9)	-
Restructuring expenses		(5)	-
Volatility arising from non-qualifying economic hedges		19	-
Profit before tax		**266**	**770**
Attributed tax		(58)	(235)
Profit after tax		**208**	**535**

(*) Investment Management operating profit before tax is stated after excluding profits of £14m which have been generated by the Life & Pensions businesses (FY 2005: £20m).

EEV Consolidated Statement of Recognised Income and Expenses
for the 6 months ended 30 June 2006

	Notes	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m
Fair value gains/(losses) on cash flow hedges		15	(4)
Foreign exchange rate movements(*)		(27)	114
Net (expenses)/income recognised directly in Consolidated Balance Sheet		**(12)**	**110**
Profit after tax		208	535
Total recognised income and expenses for the period	5.7	**196**	**645**

(*) Foreign exchange rate movements primarily relate to Canada.

EEV Consolidated Balance Sheet
as at 30 June 2006

	Notes	30 June 2006 £m	31 December 2005 £m
Covered business			
Free surplus		121	163
Required capital		546	549
Net assets		**667**	**712**
Present value of in-force		3,143	3,153
Cost of required capital		(276)	(264)
Total embedded value of covered business	5.1	**3,534**	**3,601**
Non-covered business			
Investment Management		127	105
Banking		322	284
Healthcare & General Insurance		120	73
Other non-covered business		116	128
Total net assets of non-covered business		**685**	**590**
Other			
Pension scheme deficit		(235)	(228)
Mark to market of subordinated debt	5.8	(109)	(219)
Total Group embedded value	5.7	**3,875**	**3,744**

Notes to the Financial Information

Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles and Guidance issued in May 2004 by the CFO Forum of European Insurance Companies and the Additional Guidance issued in October 2005. EEV reports the value of business in-force based on a set of best-estimate assumptions, allowing for the impact of uncertainty inherent in future assumptions, the cost of holding required capital and the value of free surplus. The total profit recognised over the lifetime of a policy is the same as under IFRS, but the timing of recognition of profits is different.

The Board of Directors approved the results reported on the EEV basis at their meeting on 26 September 2006.

The EEV results have been calculated on the basis that demutualisation took place at the end of the period, thus no new net capital raised from the flotation has been reflected. However, to derive a meaningful EEV result it is assumed that the post-demutualisation structure was in place for each of the respective periods. In order to accommodate the assumption that the demutualisation occurred at the end of each of the respective periods certain opening adjustments are required to bring the closing balances as reported at 31 December 2005 to the required opening balances at 1 January 2006.

The EEV includes the net assets of the businesses that will be owned by shareholders of Standard Life plc following demutualisation plus the present value of future profits expected to arise from in-force long-term insurance policies where these future profits are attributable to shareholders under the Scheme.

A detailed description of EEV methodology is provided in Appendix 1.

Covered business

For the purposes of EEV reporting, a distinction is drawn between 'Covered Business' to which the EEV methodology is applied and 'Non-Covered Business' which has been reported on an IFRS basis unless otherwise stated.

The Group's 'Covered Business' is its life assurance and pensions businesses in the United Kingdom, Europe (Germany and Republic of Ireland), Other (including Asia) and Canada, as well as the current and future profits and losses from SLI arising on its management of funds relating to the Life & Pensions businesses. As the businesses included in 'Other' are not material in the context of the Group they have been included at their IFRS value.

The Group's 'Non-Covered Business' mainly includes the business of SLB, SLH, the third party Investment Management business of SLI as well as other non-life and pensions entities.

5.1 Segmental analysis – covered business

(a) Segmental EEV Income Statement

6 months to 30 June 2006	Notes	UK £m	Europe £m	Canada £m	Other £m	TVOG £m	Total £m
Contribution from new business		78	2	11	-	-	91
Contribution from in-force business							
Expected return on existing business		127	16	46	-	-	189
Experience variances	5.2	25	8	(11)	-	-	22
Operating assumption changes	5.3	(73)	1	34	-	-	(38)
Development costs		(9)	(2)	-	-	-	(11)
Expected return on free surplus(*)		-	-	(1)	(2)	-	(3)
Operating profit before tax		**148**	**25**	**79**	**(2)**	**-**	**250**
Investment return and tax variances		(9)	1	66	-	-	58
Effect of economic assumption changes		(36)	(1)	(74)	-	-	(111)
Movement in TVOG		-	-	-	-	6	6
Profit before tax		**103**	**25**	**71**	**(2)**	**6**	**203**
Attributed tax		(31)	(10)	(23)	-	(3)	(67)
Profit after tax		**72**	**15**	**48**	**(2)**	**3**	**136**

12 months to 31 December 2005	Notes	UK £m	Europe £m	Canada £m	Other £m	TVOG £m	Total £m
Contribution from new business		27	8	(2)	-	-	33
Contribution from in-force business							
Expected return on existing business		225	33	70	-	-	328
Experience variances	5.2	48	10	2	-	-	60
Operating assumption changes	5.3	(22)	1	58	-	-	37
Development costs		(17)	-	-	-	-	(17)
Expected return on free surplus(*)		11	1	3	(2)	-	13
Operating profit before tax		**272**	**53**	**131**	**(2)**	**-**	**454**
Investment return and tax variances		197	13	21	-	-	231
Effect of economic assumption changes		70	4	158	-	-	232
Movement in TVOG		-	-	-	-	(44)	(44)
Profit before tax		**539**	**70**	**310**	**(2)**	**(44)**	**873**
Attributed tax		(163)	(27)	(98)	-	11	(277)
Profit after tax		**376**	**43**	**212**	**(2)**	**(33)**	**596**

(*) The opening adjustments, as described in the basis of preparation note, have impacted the expected return on free surplus. This distorts comparison between the 2005 and 2006 results.

Part 1 of the Business Review provides an analysis of NBC and new business sales.

5.1 Segmental analysis – covered business (continued)

(b) Segmental analysis of movements in EEV

6 months to 30 June 2006	UK £m	Europe £m	Canada £m	Other £m	TVOG £m	Total £m
Opening EEV	2,419	308	1,024	69	(219)	3,601
Opening adjustments	(42)	(32)	(16)	-	-	(90)
Opening adjusted EEV	**2,377**	**276**	**1,008**	**69**	**(219)**	**3,511**
Profit after tax	72	15	48	(2)	3	136
Capital injections/(dividends)	-	-	(54)	6	-	(48)
Internal capital transfers	-	-	(11)	(17)	-	(28)
Foreign exchange rate movements	-	2	(25)	(4)	-	(27)
Transfer back of surplus to SLI	(10)	-	-	-	-	(10)
Closing EEV	**2,439**	**293**	**966**	**52**	**(216)**	**3,534**

12 months to 31 December 2005	UK £m	Europe £m	Canada £m	Other £m	TVOG £m	Total £m
Opening EEV	**2,056**	**273**	**677**	**65**	**(184)**	**2,887**
Profit after tax	376	43	212	(2)	(33)	596
Capital injections/(dividends)	-	-	13	4	-	17
Internal capital transfers	-	-	-	-	-	-
Foreign exchange rate movements	-	(8)	122	2	(2)	114
Transfer back of surplus to SLI	(13)	-	-	-	-	(13)
Closing EEV	**2,419**	**308**	**1,024**	**69**	**(219)**	**3,601**

The movement in capital injections/dividends in H1 2006 mainly reflects the net impact on Canadian EEV of replacing equity with subordinated debt.

Internal capital transfers in H1 2006 reflect the payment of a dividend of £28m from Canada to the non-covered business and the transfer of ownership of the Bermuda subsidiary from Other to Canada in 2006.

5.1 Segmental analysis – covered business (continued)

(c) Segmental analysis of opening and closing EEV

As at 30 June 2006	UK £m	Europe £m	Canada £m	Other £m	TVOG £m	Total £m
Analysis of EEV						
Free surplus	(34)	(15)	65	69	-	85
PVIF	2,411	291	658	-	(219)	3,141
Required capital	-	-	549	-	-	549
Cost of capital	-	-	(264)	-	-	(264)
Opening adjusted EEV	**2,377**	**276**	**1,008**	**69**	**(219)**	**3,511**
Analysis of EEV						
Free surplus	20	5	44	52	-	121
PVIF	2,419	288	652	-	(216)	3,143
Required capital	-	-	546	-	-	546
Cost of capital	-	-	(276)	-	-	(276)
Closing EEV	**2,439**	**293**	**966**	**52**	**(216)**	**3,534**

As at 31 December 2005	UK £m	Europe £m	Canada £m	Other £m	TVOG £m	Total £m
Analysis of EEV						
Free surplus	101	(39)	13	65	-	140
PVIF	1,955	312	404	-	(184)	2,487
Required capital	-	-	466	-	-	466
Cost of capital	-	-	(206)	-	-	(206)
Opening EEV	**2,056**	**273**	**677**	**65**	**(184)**	**2,887**
Analysis of EEV						
Free surplus	20	5	69	69	-	163
PVIF	2,399	303	670	-	(219)	3,153
Required capital	-	-	549	-	-	549
Cost of capital	-	-	(264)	-	-	(264)
Closing EEV	**2,419**	**308**	**1,024**	**69**	**(219)**	**3,601**

The closing EEV at 31 December 2005 has been adjusted in arriving at the opening EEV at 1 January 2006. The opening adjustments primarily relate to the change in the assumed date of demutualisation. The 2005 results were produced assuming that demutualisation occurred on 31 December 2005, whereas the 2006 results assume a demutualisation date of 30 June 2006. The date of demutualisation impacts the value placed on shareholder owned cash flows, net of tax that is expected to be paid following demutualisation. In addition, in some territories the Scheme imposes a specific level of free surplus in shareholder funds as at the date of demutualisation.

As a result, a number of adjustments to the 31 December 2005 free surplus and PVIF values are required to reflect the revised demutualisation date assumed in the H1 2006 profits.

5.2 Experience variances

6 months to 30 June 2006	UK £m	Europe £m	Canada £m	Total £m
Lapses	3	1	-	4
Maintenance expenses	-	1	-	1
Mortality and morbidity	(1)	-	-	(1)
Tax	-	-	-	-
Other	23	6	(11)	18
Total	**25**	**8**	**(11)**	**22**

12 months to 31 December 2005	UK £m	Europe £m	Canada £m	Total £m
Lapses	4	2	-	6
Maintenance expenses	27	4	-	31
Mortality and morbidity	-	-	-	-
Tax	12	-	-	12
Other	5	4	2	11
Total	**48**	**10**	**2**	**60**

Other experience variances include the impact of revisions made to data and modelling points of £11m in H1 2006 (FY 2005: £nil) within the UK business segment.

In addition, other experience variances for the Canadian business segment include £3m in H1 2006 (FY 2005: £nil) in respect of demutualisation related expenses. Other demutualisation expenses incurred by the Group have been charged to the Heritage With Profits Fund in accordance with the Scheme.

5.3 Operating assumption changes

6 months to 30 June 2006	UK £m	Europe £m	Canada £m	Total £m
Lapses	(100)	-	-	(100)
Maintenance expenses	-	-	28	28
Mortality and morbidity	-	-	2	2
Other	27	1	4	32
Total	**(73)**	**1**	**34**	**(38)**

12 months to 31 December 2005	UK £m	Europe £m	Canada £m	Total £m
Lapses	(63)	(11)	(29)	(103)
Maintenance expenses	220	19	100	339
Mortality and morbidity	(262)	(7)	(22)	(291)
Other	83	-	9	92
Total	**(22)**	**1**	**58**	**37**

The UK lapse assumption change in H1 2006 reflects the increase in the provisions for demutualisation and A-Day related lapses as referred to in Part 2 of the Business Review. This is partially offset by a benefit of £27m mainly relating to updated valuation assumptions.

In addition maintenance expense assumptions in Canada have reduced reflecting ongoing cost reduction measures.

5.4 Time value of options and guarantees (TVOG)

	30 June 2006 £m	31 December 2005 £m
UK and Europe	(199)	(200)
Canada	(17)	(19)
Total	**(216)**	**(219)**

5.5 Analysis of other non-covered losses

	30 June 2006 £m	31 December 2005 £m
Other non-covered business	(24)	(19)
Corporate centre costs	(42)	(58)
Net funding cost of subordinated debt	(12)	(28)
Total	**(78)**	**(105)**

Other non-covered business includes various non-life and pension companies including mutual fund companies.

5.6 Reconciliation of Life & Pensions EEV PVIF and net worth movements (net of tax)

6 months to 30 June 2006	**Free surplus £m**	**Required capital £m**	**Adjusted Net Worth £m**	**PVIF net of cost of capital £m**	**Total £m**
Opening EEV	163	549	712	2,889	3,601
Opening adjustments	(78)	-	(78)	(12)	(90)
Opening adjusted EEV	**85**	**549**	**634**	**2,877**	**3,511**
Contribution from new business	(136)	9	(127)	190	63
Contribution from in-force business					
Expected return on existing business	-	9	9	121	130
Expected return transfer to net worth	210	(16)	194	(194)	-
Experience variances	6	1	7	8	15
Operating assumption changes	26	4	30	(57)	(27)
Development costs	(8)	-	(8)	-	(8)
Expected return on free surplus	(2)	-	(2)	-	(2)
Investment return and tax variances	36	8	44	(6)	38
Economic assumption changes	13	(4)	9	(85)	(76)
Movement in TVOG	-	-	-	3	3
Profit after tax	**145**	**11**	**156**	**(20)**	**136**
Capital injections/(dividends)	(66)	-	(66)	18	(48)
Internal capital transfers	(28)	-	(28)	-	(28)
Foreign exchange rate movements	(5)	(14)	(19)	(8)	(27)
Transfer back of surplus to SLI	(10)	-	(10)	-	(10)
Closing EEV	**121**	**546**	**667**	**2,867**	**3,534**

5.6 Reconciliation of Life & Pensions EEV PVIF and net worth movements (net of tax) (continued)

12 months to 31 December 2005	Free surplus £m	Required capital £m	Adjusted Net Worth £m	PVIF net of cost of capital £m	Total £m
Opening EEV	**140**	**466**	**606**	**2,281**	**2,887**
Contribution from new business	(332)	26	(306)	328	**22**
Contribution from in-force business					
Expected return on existing business	-	25	25	200	**225**
Expected return transfer to net worth	331	(13)	318	(318)	**-**
Experience variances	35	1	36	5	**41**
Operating assumption changes	(49)	(2)	(51)	76	**25**
Development costs	(12)	-	(12)	-	**(12)**
Expected return on free surplus	8	-	8	-	**8**
Investment return and tax variances	39	(25)	14	147	**161**
Economic assumption changes	(11)	1	(10)	169	**159**
Movement in TVOG	-	-	-	(33)	**(33)**
Profit after tax	**9**	**13**	**22**	**574**	**596**
Capital injections/(dividends)	17	-	17	-	**17**
Internal capital transfers	-	-	-	-	**-**
Foreign exchange rate movements	10	70	80	34	**114**
Transfer back of surplus to SLI	(13)	-	(13)	-	**(13)**
Closing EEV	**163**	**549**	**712**	**2,889**	**3,601**

5.7 EEV - Reconciliation of movements in Consolidated Balance Sheet

	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m
Opening EEV	3,744	2,964
Opening adjustments	(41)	-
Opening adjusted EEV	**3,703**	**2,964**
Total recognised income and expenses for the period	196	645
Capital injections/(dividends)	30	135
Net impact of capital restructuring in Canada	(54)	-
Closing EEV	**3,875**	**3,744**

In H1 2006, as permitted by the Scheme, £24m and £6m were transferred from the Heritage With Profits Fund to non-covered and covered business respectively. In addition in H1 2006 equity was replaced with subordinated debt in Canada which had a net negative impact of £54m.

Opening adjustments in respect of covered business amount to a loss of £90m and are described in the basis of preparation note and Note 5.1. The remaining opening adjustments of £49m reflect the amounts needed at 1 January 2006 to enable Other non-covered business, Corporate centre costs and net funding cost of subordinated debt to end the reporting period with the net asset positions required by the Scheme.

5.8 Value of UK subordinated debt liabilities and liabilities in respect of subordinated members' accounts

	Adjusted cost basis £m	Market value £m	Reduction to EEV £m
30 June 2006	(1,626)	(1,735)	(109)
31 December 2005	(1,611)	(1,830)	(219)

Subordinated debt liability within the EEV is based on the market value of the debt. This liability has reduced from 31 December 2005 to 30 June 2006 by £95m, mainly as a result of increases in long-term yields.

The Scheme requires that at the date of demutualisation assets equal in value to the adjusted cost of the liability are transferred to the shareholder fund. The EEV results for FY 2005 assumed that the demutualisation date was 31 December 2005 and that on that date assets of £1,611m would be transferred to the shareholder. The EEV results for H1 2006 assumed that the demutualisation date was 30 June 2006 and that on that date assets of £1,626m would be transferred to the shareholder fund.

As a result, the H1 2006 EEV return reflects the large movement in the value of the debt liability but a relatively small change in the asset value, resulting in an overall £110m contribution to the EEV return.

For reporting periods following the date of demutualisation (10 July 2006), the impact on the overall EEV return is expected to be considerably reduced since the EEV return will reflect the movement in the market value of the related assets as well as the liability.

5.9 Principal economic assumptions – deterministic calculations – Life & Pensions

6 months to 30 June 2006	UK %	Europe %	Canada %
Risk discount rates			
In-force business	8.17	7.73	7.10
New business:			
Pre-demutualisation	7.02	6.42	6.52
Post-demutualisation	6.72	6.12	6.52
Risk margin			
In-force business	3.50	3.50	2.50
New business:			
Pre-demutualisation	2.90	2.90	2.50
Post-demutualisation	2.60	2.60	2.50
Gross investment returns			
Risk-free	4.67	4.23	4.60
Corporate bonds	5.23	n/a	*
Equities	7.67	7.23	8.60
Property	6.67	6.23	8.10
Required capital	-	-	150% MCCSR[Y]/TAAM[YY]
Other			
Expense inflation:	3.97	-	**
Germany	-	2.66	-
Ireland	-	3.89	-

(*) Current holdings are assumed to yield in future years the earned rate for the year preceding the valuation. Future reinvestments are assumed to be in government bonds.

(**) 2.14% in 2006 decreasing by 0.10% per year to 1.64% in 2011 and later years.

[Y] Minimum Continuing Capital and Surplus Requirements (MCCSR)
[YY] Test of Adequacy of Assets and Margin Requirements (TAAM)

5.9 Principal economic assumptions – deterministic calculations – Life & Pensions (continued)

12 months to 31 December 2005	UK %	Europe %	Canada %
Risk discount rates			
In-force business	7.62	7.02	6.52
New business:			
Pre-demutualisation	7.47	6.90	7.13
Post-demutualisation	7.17	6.60	7.13
Risk margin			
In-force business	3.50	3.50	2.50
New business:			
Pre-demutualisation	2.90	2.90	2.50
Post-demutualisation	2.60	2.60	2.50
Gross investment returns			
Risk-free	4.12	3.52	4.02
Corporate bonds	4.64	n/a	*
Equities	7.12	6.52	8.60
Property	6.12	5.52	8.60
Required capital	-	-	150% MCCSR/TAAM
Other			
Expense inflation:	3.83	-	**
Germany	-	2.46	-
Ireland	-	3.69	-

(*) Current holdings are assumed to yield in future years the earned rate for the year preceding the valuation. Future reinvestments are assumed to be in government bonds.

(**) 1.52% in 2006 decreasing by 0.10% per year to 1.02% in 2011 and later years.

5.10 Principal economic assumptions – stochastic calculations

Characteristics of economic scenario generator used for TVOG - UK and Europe Life & Pensions

The asset model simulates economic time series using a monthly time-step over 40 years. The time series produced include a cash account index, a gross redemption yield term structure, an equity total return index, a property total return index, equity dividend yields, property rental yields, price inflation and earnings inflation. Investment returns for corporate bonds are allowed for implicitly in the projection of asset shares. The asset model allows option-pricing techniques to be used to value the guarantees embedded within policies. This means that the model is run in a risk-neutral universe where, on average, all assets return the risk-free rate of return. This risk-free rate of return is taken to be the return on the cash account.

Choice of parameters and justification

Nominal short-rate

The parameters required to specify the Black-Karasinski model are determined by optimisation to achieve a satisfactory fit to the following calibration instruments:

- Bank of England Gilt spot-rate term structure (25 year term structure) adjusted to allow for 'convenience premium' associated with Gilt prices.
- Ten year swap swaption implied volatility for option terms out to 30 years increased to allow for a proportion of the fixed interest portfolio being invested in credit risky bonds.

5.10 Principal economic assumptions – stochastic calculations (continued)

Real short-rate

Seven parameters are required to fully specify the 2-factor Vasicek real short-rate process. The parameters are determined by optimisation to achieve a satisfactory fit to the Bank of England Index-Linked Gilt real spot-rate term structure (25 year term structure). The volatility of the process is controlled with best-estimate parameters.

Equity volatility

An equity volatility term structure is explicitly modelled. The calibration implied volatilities were supplied by investment banks based on FTSE 100 price return options.

Property volatility

As there is no property option market it is not possible to determine implied market property volatility so a level best-estimate is used. The property volatility is determined using IPD UK data and de-smoothing it to determine an estimate for true underlying property return volatility.

Income yields

Long-term estimates for income yields on property and equity cannot be derived from market instruments. However, these parameters are not of significant consequence as the guarantees being valued are based on total return rather than capital return.

Correlations

The correlations between asset class returns are implied by specifying the correlations between the random innovations driving the various stochastic processes within the asset model.

The correlations between the major asset classes are:

- Equity/Property = 0.2
- Equity/Bonds = 0.2
- Property/Bonds = 0.1

These correlations are determined from historical analysis of asset class returns. It should be noted that the limited quantity of data results in large confidence intervals for the values of the correlations.

5.11 Illustrative future new business contribution

New business written post-demutualisation will be written in the Non Profit Fund or in one of the new With Profits funds, with only incremental new business on pre-demutualisation policies in-force being written in the Heritage With Profits Fund. The shareholders' interest in this business will therefore be different from their interest in business written pre-demutualisation. The illustrative values calculated by the Group for the new business written in the periods ended 30 June 2006 and 31 December 2005 using the shareholders' interests which will apply to business written after the demutualisation date are shown below. The main differences are:

- 100% of profits will be attributable to shareholders.
- Shareholders will provide the required capital and hence incur a cost of capital.
- Shareholders will be liable for the cost of financial options and guarantees directly.

For the illustrative NBC on a post-demutualisation basis in the UK and Europe the required capital is assumed to be 100% of regulatory capital. This is expected to be higher, in aggregate, than Standard Life's own internally-assessed risk-based capital requirement in respect of this new business, which takes into account the Individual Capital Assessment (ICA) requirements. The capital requirements of the Canadian business are assumed to be the same pre- and post-demutualisation.

Incremental new business written in the Heritage With Profits Fund will (initially) reduce taxable profits emerging from the Heritage With Profits Fund and will delay the emergence of transfers to shareholders that can be made without incurring tax. The figures below assume that all new business is written in the Non Profit Fund. It is estimated that the impact on the value of new business written in the period ended 30 June 2006 caused by incremental business being written in the Heritage With Profits Fund would be a reduction in this value of approximately £2m (2005: £5m).

6 months to 30 June 2006	**New Business Summary**		
	NBC £m	**PVNBP £m**	**APE £m**
UK	82	4,330	594
Europe	2	340	39
Canada	11	1,025	99
Other	-	68	13
Total Life & Pensions	**95**	**5,763**	**745**

12 months to 31 December 2005	**New Business Summary**		
	NBC £m	**PVNBP £m**	**APE £m**
UK	35	6,455	908
Europe	-	920	100
Canada	(2)	1,882	184
Other	-	110	26
Total Life & Pensions	**33**	**9,367**	**1,218**

Actual NBC and new business sales information is provided in Part 1 of the Business Review.

Blank Page

Summarised Consolidated Income Statement
for the 6 months ended 30 June 2006

	Notes	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m
Revenue			
Net earned premiums		1,779	3,516
Net investment return		2,332	14,377
Fee and commission income		241	360
Other income		85	153
Total net revenue	6.1	**4,437**	**18,406**
Expenses			
Net claims and benefits paid		2,136	4,136
Net change in policyholder liabilities		501	10,453
Administration expenses	6.2	1,237	2,150
Change in liability for third party interest in consolidated funds		3	43
Operating expenses	6.1	**3,877**	**16,782**
Finance costs	6.1	57	109
Result before tax		**503**	**1,515**
Tax expense		125	531
Transfer to unallocated divisible surplus		296	901
Increase in net assets attributable to minority interest		82	83
Balance on Income Statement		**-**	**-**

Summarised Consolidated Statement of Recognised Income and Expenses
for the 6 months ended 30 June 2006

	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m
Exchange differences on translating foreign operations	(101)	218
Other	53	30
Net (expense)/income not recognised in the Income Statement transferred (from)/to unallocated divisible surplus	**(48)**	**248**
Net income recognised in the Income Statement transferred to unallocated divisible surplus	296	901
Total transfer to unallocated divisible surplus	**248**	**1,149**

STANDARD LIFE

Summarised Consolidated Balance Sheet
as at 30 June 2006

	Notes	30 June 2006 £m	31 December 2005 £m
Assets			
Intangible assets		62	44
Deferred acquisition costs		308	290
Investments in associates and joint ventures		2,477	2,608
Investment property		10,645	9,907
Property and equipment		797	590
Reinsurance assets		793	779
Loans and receivables		12,155	12,496
Investment securities		90,292	87,431
Other assets		2,433	1,664
Cash and cash equivalents	6.3	4,080	4,451
Total assets	6.1	**124,042**	**120,260**
Minority interest		**683**	**340**
Liabilities			
Non-participating contract liabilities	6.4	64,967	62,087
Participating contract liabilities	6.4	40,966	41,008
Third party interest in consolidated funds		347	358
Borrowings	6.5	6,340	6,233
Subordinated liabilities	6.6	1,881	1,878
Deferred income		249	238
Income tax liabilities		661	799
Customer accounts related to banking activities and deposits by banks		5,197	5,134
Other liabilities		2,751	2,185
Total liabilities and minority interest	6.1	**124,042**	**120,260**

Summarised Consolidated Cash Flow Statement for the 6 months ended 30 June 2006

	Notes	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m
Cash flows from operating activities			
Transfer to unallocated divisible surplus		296	901
Tax expense		125	531
Increase in net assets attributable to minority interest		82	83
Operating result before tax		**503**	**1,515**
Non-cash movements in operating result for the period		(210)	(292)
Net increase in operational assets		(4,187)	(14,637)
Net increase in operational liabilities		3,782	15,032
Taxation paid		(242)	(285)
Net cash flows from operating activities		**(354)**	**1,333**
Cash flows from investing activities			
Net acquisition of property, plant and equipment		(91)	(63)
Net proceeds from disposal of subsidiaries		-	179
Net investment in associates and joint ventures		(9)	(26)
Other		(32)	(24)
Net cash flows from investing activities		**(132)**	**66**
Cash flows from financing activities			
Proceeds from other borrowings		-	11
Repayment of other borrowings		-	(2)
Proceeds from subordinated liabilities		-	263
Interest paid on subordinated liabilities		(57)	(107)
Capital contributions from minority interest		188	18
Dividends paid to minority interest		(21)	(7)
Net cash flows from financing activities		**110**	**176**
Net (decrease)/increase in cash and cash equivalents		**(376)**	**1,575**
Cash and cash equivalents at the beginning of the year		4,346	2,696
Effects of exchange rate changes on cash and cash equivalents		(12)	75
Cash and cash equivalents at the end of the period	6.3	**3,958**	**4,346**

Notes to the Financial Information

Accounting policies - Basis of preparation

The summarised consolidated financial information ('financial information') for the period ended 30 June 2006 has been prepared using consistent accounting policies that are expected to be used in the Group's Financial Statements to 31 December 2006. These accounting policies are based on International Financial Reporting Standards (IFRS) and interpretations issued by the International Accounting Standards Board (IASB) as endorsed by the European Commission (EC) for use in the European Union (EU). All relevant standards and interpretations have been endorsed by the EU. The principal accounting policies adopted in preparing this financial information are set out in the Group Financial Statements for the year ended 31 December 2005.

The financial information has been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss (FVTPL), property and investment property. Unless otherwise stated in the notes to the financial information all amounts are expected to be settled/recovered within 12 months. Certain reported amounts and balances within the financial information reflect estimates and assumptions made by management about the valuation of actuarial liabilities, the valuation of the defined pension obligation and the valuation of unlisted securities. Actual results may differ from the estimates made.

The financial information presented has been consolidated at the level of the parent Company in the Group at 30 June 2006 and at 31 December 2005, SLAC. As detailed in Note 6.9, on 10 July SLAC demutualised and a new holding company for the Group, Standard Life plc, was admitted to the London Stock Exchange. In future reporting periods, financial information will be consolidated at the level of the new parent Company.

As the Group is not listed on the London Stock Exchange at 30 June 2006 it is not required to comply with the Listing Rules including the production of interim financial information. However, the Directors have decided to provide this information on a voluntary basis. Comparative information for the 6 months to 30 June 2005 has not been provided in this Report.

The Group has chosen not to adopt IAS 34 'Interim Financial Reporting' since adoption of this Standard is not mandatory until the EU Transparency Directive is implemented through the FSA's Listing Rules.

The Group's independent auditors have carried out a review of the financial information. Their report is set out on page 45. The financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The results for the full year 2005 have been taken from the Group's Financial Statements for the year ended 31 December 2005 which were filed with the Registrar of Companies. The independent auditor's report in the 2005 Financial Statements was unqualified and did not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

6.1 Segmental analysis

(a) Primary reporting format - Business segments

The Group is managed and organised into four reportable business segments:

Life & Pensions: offers a broad range of pensions, protection, savings and investment products to individual and corporate customers. Within these product classes are executive and group pension products, pooled pension funds and income protection products. Restructuring expenses of £144m (2005: £84m) have been allocated to the Life & Pensions segment.

Healthcare & General Insurance: primarily provides insurance cover to customers for medical expenses, accident and sickness.

On 1 April 2006 the Group acquired the private medical insurance business of FirstAssist. Included within the acquisition were intangible assets valued at £27m. Subsequent valuation of the acquired business has resulted in an impairment of the intangible asset by £9m. Restructuring expenses of £5m (2005: £nil) have been allocated to the Healthcare & General Insurance segment.

Investment Management: provides a range of investment products for individuals and institutional customers through a number of different investment vehicles such as mutual funds, limited partnerships and investment trusts. Asset classes offered via these vehicles include equities, bonds, cash and property. Segregated investment mandates are also provided to large investors. Investment management services are provided to other business segments.

Banking: offers a range of retail mortgage and deposit products via on-line and telephone operations.

All inter-segment transactions are priced on an arm's length basis under normal commercial terms and conditions.

6.1 Segmental analysis (continued)

(i) Segmental Income Statement

6 months to 30 June 2006	Life & Pensions £m	Healthcare & General Insurance £m	Investment Management £m	Banking £m	Elimination £m	Total £m
Revenue from external customers						
Net earned premium	1,659	120	-	-	-	1,779
Net investment return	1,999	-	2	331	-	2,332
Other segment income	261	3	57	5	-	326
Total revenue from external customers	**3,919**	**123**	**59**	**336**	**-**	**4,437**
Inter-segment revenue	2	-	60	1	(63)	-
Total segment revenue	**3,921**	**123**	**119**	**337**	**(63)**	**4,437**
Expenses						
Segmental expenses	3,422	134	91	292	(62)	3,877
Finance costs	49	-	-	9	(1)	57
Total segment expenses	**3,471**	**134**	**91**	**301**	**(63)**	**3,934**
Segment result	**450**	**(11)**	**28**	**36**	**-**	**503**
Tax expense						125
Transfer to unallocated divisible surplus						296
Increase in net assets attributable to minority interest						82
						-

(ii) Segmental Balance Sheet

At 30 June 2006	Life & Pensions £m	Healthcare & General Insurance £m	Investment Management £m	Banking £m	Elimination £m	Total £m
Assets						
Segment assets	**111,249**	**368**	**266**	**12,141**	**(226)**	**123,798**
Unallocated assets						244
Group assets						**124,042**
Minority interest	**683**	**-**	**-**	**-**	**-**	**683**
Liabilities						
Segment liabilities	109,970	376	271	12,135	(250)	122,502
Total segment liabilities and minority interest	**110,653**	**376**	**271**	**12,135**	**(250)**	**123,185**
Unallocated liabilities						857
Group liabilities and minority interest						**124,042**

6.1 Segmental analysis (continued)

(iii) Segmental Income Statement

12 months to 31 December 2005	Life & Pensions £m	Healthcare & General Insurance £m	Investment Management £m	Banking £m	Elimination £m	Total £m
Revenue from external customers						
Net earned premium	3,308	208	-	-	-	**3,516**
Net investment return	13,761	1	5	610	-	**14,377**
Other segment income	410	6	89	8	-	**513**
Total revenue from external customers	**17,479**	**215**	**94**	**618**	**-**	**18,406**
Inter-segment revenue	33	-	102	2	(137)	-
Total segment revenue	**17,512**	**215**	**196**	**620**	**(137)**	**18,406**
Expenses						
Segmental expenses	15,958	213	151	589	(129)	**16,782**
Finance costs	100	-	1	16	(8)	**109**
Total segment expenses	**16,058**	**213**	**152**	**605**	**(137)**	**16,891**
Segment result	**1,454**	**2**	**44**	**15**	**-**	**1,515**
Tax expense						**531**
Transfer to unallocated divisible surplus						**901**
Increase in net assets attributable to minority interest						**83**
						-

(iv) Segmental Balance Sheet

At 31 December 2005	Life & Pensions £m	Healthcare & General Insurance £m	Investment Management £m	Banking £m	Elimination £m	Total £m
Assets						
Segment assets	**107,960**	**228**	**209**	**11,812**	**(116)**	**120,093**
Unallocated assets						**167**
Group assets						**120,260**
Minority interest	**340**	**-**	**-**	**-**	**-**	**340**
Liabilities						
Segment liabilities	106,894	234	216	11,820	(122)	**119,042**
Total segment liabilities and minority interest	**107,234**	**234**	**216**	**11,820**	**(122)**	**119,382**
Unallocated liabilities						**878**
Group liabilities and minority interest						**120,260**

6.1 Segmental analysis (continued)

(b). Secondary reporting format – Geographical segments

The geographical segments are the United Kingdom, Canada and International operations, which includes all other geographic regions.

Revenues are allocated based on the country in which the contracts are issued, or products are sold. Total assets and capital expenditure are allocated based on where the assets are located. There are no significant differences between the geographical locations of assets, operations and the associated external revenues.

	Segment revenue from external customers £m	Segment assets £m
At 30 June 2006		
UK	3,248	103,625
Canada	642	14,225
International	547	5,948
Unallocated items	-	244
Total	**4,437**	**124,042**
At 31 December 2005		
UK	14,310	100,362
Canada	2,192	14,261
International	1,904	5,470
Unallocated items	-	167
Total	**18,406**	**120,260**

6.2 Administration expenses

	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m
Commission expenses	223	410
Interest expense	270	546
Staff costs and other employee related costs	296	545
Restructuring and demutualisation expenses	149	84
Other administration expenses	299	565
Total administration expenses	**1,237**	**2,150**

Restructuring and demutualisation expenses were mainly incurred in association with work undertaken in preparation for the demutualisation and public listing of the Group in 2006 of £140m (2005: £68m). The remaining costs were incurred as part of the 2004 strategic review and relate mainly to redundancy costs, lease expiry costs and preliminary demutualisation costs.

Following demutualisation of the Group (as detailed in Note 6.9), £32m of the amount shown as an expense will be recharged to Standard Life plc where it will be set off against the Share Premium account created from the share issue. These costs were incurred in the period ending 30 June 2006, but relate directly to the listing of shares on the London Stock Exchange.

Interest expense includes interest payable on customer accounts and other funding instruments within the banking operations of the Group. Interest relating to other Group borrowings is included within finance costs.

6.3 Cash and cash equivalents

	Notes	30 June 2006 £m	31 December 2005 £m
Cash and cash equivalents		4,080	4,451
Bank overdrafts	6.5	(122)	(105)
Total cash and cash equivalents for cash flow		**3,958**	**4,346**

6.4 Actuarial liabilities

	30 June 2006 £m	31 December 2005 £m
Non-participating contract liabilities		
Non-participating insurance contracts	20,469	21,158
Non-participating investment contracts	44,498	40,929
	64,967	62,087
Participating contract liabilities		
Participating insurance contracts	19,461	19,633
Participating investment contracts	18,138	18,076
Present value of future results on non-participating contracts	(1,708)	(1,528)
Unallocated divisible surplus	5,075	4,827
	40,966	41,008

Participating insurance contract liabilities primarily includes conventional life and pension products and unitised life (With Profit Bonds and Homeplan) business.

Non-participating insurance contract liabilities consist primarily of conventional term assurances (Lifetime Protection Series or LPS), life contingent annuities, and a small amount of linked Homeplan business.

Participating investment contract liabilities include unitised pension products, both individual and group.

Non-participating investment contract liabilities consist primarily of unit linked business, including SIPP, Investment Bonds (Capital Investment Bonds), non-linked bonds including Canadian Ideal Solution for Savings and SLX, and term certain annuities.

The methodology used to value participating and non-participating contracts is consistent with the approach applied at 31 December 2005 as described in the Group Consolidated Financial Statements.

Included in the movement in actuarial liabilities is an amount of £307m arising from periodic adjustments to asset shares to bring the credited investment return in line with the actual returns generated, and from a change in the allocation of fixed income returns to adjust allocations previously determined.

Due to changes in economic and non-economic factors certain assumptions used in estimating actuarial liabilities have been revised. Therefore the change in liabilities reflects both actual performance over the period, changes in assumptions and to a limited extent improvements in modelling techniques.

6.5 Borrowings

	30 June 2006 £m	31 December 2005 £m
Certificates of deposit, commercial paper and medium term notes	1,462	1,963
Securitisations	4,747	4,025
Bank overdrafts	122	105
Other	9	140
Total borrowings	**6,340**	**6,233**

(a) Certificates of deposit, commercial paper and medium term notes

The Group has issued sterling denominated certificates of deposit through a subsidiary into the UK market. The Group has also issued commercial paper and medium term notes through Standard Life Funding B.V., a wholly owned subsidiary of SLB. SLB has guaranteed the liabilities of its subsidiary in relation to the issuance of this debt. The guarantee is in respect of notes issued and is for a maximum of US$2bn and Euro 4bn in relation to the US commercial paper and Euro commercial paper programmes respectively, and Euro 4bn in respect of the medium term note programme. In terms of revised IAS 39 effective 1 January 2006 this guarantee is considered a financial guarantee contract and is initially recognised at fair value. The fair value at 30 June 2006 is £nil. In general these borrowings are short-term variable rate instruments.

	Average interest rates		Carrying amount	
	6 months to 30 June 2006 %	12 months to 31 December 2005 %	30 June 2006 £m	31 December 2005 £m
Due within 1 year				
Standard Life Bank certificates of deposit – GBP	4.6	4.5	698	789
Standard Life Bank certificates of deposit – EUR	2.9	-	10	-
Standard Life Bank certificates of deposit – USD	5.1	-	82	-
Standard Life Funding B.V. Commercial Paper – GBP	-	4.6	-	196
Standard Life Funding B.V. Commercial Paper – USD	5.3	4.4	356	440
Standard Life Funding B.V. Commercial Paper – JPY	0.4	0.1	17	20
Standard Life Funding B.V. Commercial Paper – EUR	2.9	2.5	179	341
Standard Life Funding B.V. Medium term notes – GBP	5.4	5.6	15	15
Standard Life Funding B.V. Medium term notes – USD	-	4.6	-	58
			1,357	**1,859**
Due between 1 and 5 years				
Standard Life Funding B.V. Medium term notes – GBP	4.7	4.8	12	12
Standard Life Bank certificates of deposit – GBP	4.6	4.5	6	5
			18	**17**
Due after 5 years				
Standard Life Funding B.V. Medium term notes – EUR	2.9	2.7	83	83
Standard Life Funding B.V. Medium term notes – GBP	4.7	4.6	4	4
			87	**87**
Total certificates of deposit, commercial paper and medium term notes			**1,462**	**1,963**

The carrying amounts disclosed above reasonably approximate the fair values as at the period-end.

(b) Securitisations

Loans are issued by the Group which are secured by mortgages subject to securitisation. Under this arrangement, the beneficial interest in these mortgages is transferred to special purpose entities. The issue of mortgage backed floating rate notes by the special purpose entities has funded the purchase of the mortgages. The Group is not obliged to support any losses suffered by the note holders and do not intend to provide such support. The notes were issued on the basis that note holders are only entitled to obtain payment, of both principal and interest, to the extent that the available resources of the respective special purpose entities including funds due from customers in respect of the securitised mortgages, are sufficient and that note holders have no recourse whatsoever to the Group. This has been clearly stated in the legal agreements with note holders.

6.5 Borrowings (continued)

The mortgage backed floating rate notes at period-end are as follows:

	Average interest rates		Carrying amount	
	6 months to 30 June 2006 %	12 months to 31 December 2005 %	30 June 2006 £m	31 December 2005 £m
Lothian Mortgages No. 1 plc – USD – Maturity 2017	5.0	4.6	169	215
Lothian Mortgages No. 1 plc – GBP – Maturity 2035	5.1	5.1	569	570
Lothian Mortgages No. 2 plc – GBP – Maturity 2038	5.0	4.9	202	202
Lothian Mortgages No. 2 plc – USD – Maturity 2038	5.0	4.6	235	333
Lothian Mortgages No. 2 plc – EUR – Maturity 2038	3.2	2.6	526	522
Lothian Mortgages No. 3 plc – USD – Maturity 2019	4.9	4.5	210	295
Lothian Mortgages No. 3 plc – GBP – Maturity 2039	5.0	5.0	786	786
Lothian Mortgages No. 4 plc – USD – Maturity 2006	-	4.4	-	57
Lothian Mortgages No. 4 plc – EUR – Maturity 2040	2.9	2.3	471	476
Lothian Mortgages No. 4 plc – GBP – Maturity 2040	4.9	4.8	569	569
LMMI – USD – Maturity 2028	4.8	-	277	-
LMMI – USD – Maturity 2050	4.9	-	27	-
LMMI – EUR – Maturity 2050	3.0	-	327	-
LMMI – GBP – Maturity 2050	4.9	-	379	-
Total securitisations			**4,747**	**4,025**

6.6 Subordinated liabilities

	30 June 2006 £m	31 December 2005 £m
Subordinated guaranteed bonds		
6.75% £500,000,000 Fixed rate perpetual reset subordinated guaranteed bonds 2027	522	505
6.375% €750,000,000 Fixed/floating rate subordinated guaranteed bonds 2022	546	527
Subordinated members' accounts		
6.546 % £300,000,000 Mutual Assurance Capital Securities	306	319
5.314 % €360,000,000 Mutual Assurance Capital Securities	252	260
Subordinated notes		
6.14% £265,000,000 Fixed rate undated subordinated notes 2015	255	267
Total subordinated liabilities and members' accounts	**1,881**	**1,878**

Subordinated guaranteed bonds were issued by SL Finance plc, a wholly owned subsidiary within the Group, and up to demutualisation were the subject of a subordinated guarantee from SLAC. Under the terms of the financial guarantee, the payment and interest in respect of the bonds has been irrevocably and unconditionally guaranteed by SLAC.

Subordinated notes were issued by Standard Life Funding B.V. (SLF B.V.), a wholly owned subsidiary of SLB which is a wholly owned subsidiary within the Group. Within a Subordinated Deed of Guarantee, SLB guarantees the payment of all sums payable by SLF B.V. under the Subordinated Notes. The rights and claims of all Subordinated note holders are subordinated to the claims of all senior creditors of both SLF B.V. and SLB.

In terms of revised IAS 39 effective 1 January 2006, the guarantees in respect of the Subordinated guaranteed bonds and the Subordinated notes are considered financial guarantee contracts and are initially recognised at fair value. The fair value of both contracts at 30 June 2006 is £nil.

Details of subordinated liabilities provided in the 2005 Group Consolidated Financial Statements are unchanged at 30 June 2006 and have not been replicated in the half year report.

As detailed in Note 6.9, on demutualisation certain changes were made to subordinated liabilities under the terms of the Scheme.

6.7 Contingencies

Contingent liabilities

(a) Legal proceedings and regulations

The Group like other insurers are subject to legal proceedings in the normal course of their business. While it is not practicable to forecast or determine the final results of all pending or threatened legal proceedings, management does not believe that such proceedings (including litigations) will have a material effect on the results and financial position of the Group.

The Group is subject to insurance solvency regulations in all the territories in which they issue insurance and investment contracts, and they have complied with all the local solvency regulations. There are no contingencies associated with the Group's compliance or lack of compliance with these regulations.

(b) Warranties

The Group has potential obligations in relation to certain warranties given in connection with the disposal of a book of business during the 2005 financial year. The Group's total liability in respect of all relevant claims under these warranties is limited to a total of £21m and extends to a maximum period of 30 months from 30 September 2005. The likelihood of payments being made under these warranties is considered to be low.

(c) Joint ventures and associates

The Group has entered into agreements to share in the assets and liabilities of joint venture and associate investments. The directors do not anticipate any material losses from such investments, and the operations of such investments are not material in relation to the operations of the Group.

The Group's share of contingent liabilities of the joint ventures and associates is not significant in relation to the operations of the Group.

6.8 Commitments

(a) Capital commitments

The Group's capital commitments as at the period-end are:

	30 June 2006 £m	31 December 2005 £m
Authorised and contracted for but not provided and incurred:		
Investment properties	74	264
Property and equipment	257	55
Total capital commitments	**331**	**319**

£9m (2005: £249m) and £65m (2005: £15m) relates to the contractual obligations to purchase, construct, or develop investment property and repair, maintain, or enhance investment property, respectively.

6.8 Commitments (continued)

(b) Off-balance sheet financial instruments

The following indicates the contractual amounts of the Group's off-balance sheet financial instruments that commit it to customers and third parties, as at the period-end:

	30 June 2006 £m	31 December 2005 £m
Guarantees and letters of credit	-	8
Commitments to extend credit; maturity one year or less	2,269	2,299
Other commitments	555	505
Total off-balance sheet financial instruments	**2,824**	**2,812**

Guarantees and letters of credit include guarantees in relation to the Group's Canadian operations. Revised IAS39, effective 1 January 2006, results in these guarantees being considered financial guarantee contracts and initially recognised at fair value. The fair value at 30 June 2006 is £nil.

Included in 'Other commitments' is £257m (2005: £296m) committed by certain subsidiaries which are not fully owned by the Group. These commitments are funded through (contractually agreed) additional investments in the subsidiary by the Group and the minority interests. The levels of funding are not necessarily in line with the relevant percentage holdings.

(c) Operating lease commitments

The Group has entered into commercial non-cancellable operating leases on certain property and equipment. Such leases have varying terms, escalation clauses and renewal rights.

The future aggregate minimum lease payments under non-cancellable operating leases are:

	30 June 2006 £m	31 December 2005 £m
Less than one year	8	9
Between one and five years	12	15
More than five years	6	6
Total operating lease commitments	**26**	**30**

6.9 Post Balance Sheet events

On 10 July 2006 SLAC demutualised and the shares of a new holding company for the Standard Life Group, Standard Life plc, were listed on the London Stock Exchange.

The demutualisation of SLAC was governed by its Scheme of Demutualisation. Under the Scheme substantially all of the assets and liabilities of SLAC were transferred to SLAL, which is a wholly owned direct subsidiary of Standard Life plc. SLAL established two long-term insurance funds, the Heritage With Profits Fund and the Non Profit Fund. The assets and liabilities transferred were allocated to the Heritage With Profits Fund unless, under the Scheme, they were specifically allocated to SLAL's Shareholder Fund or Non Profit Fund. The details of the Scheme were set out in the proposal for the demutualisation of SLAC issued to members in April 2006 and in the prospectus issued in June 2006 in relation to the offer of shares in Standard Life plc. In summary:

6.9 Post Balance Sheet events (continued)

(a) SLAC's liabilities under existing UK business, Irish branch business and German branch business were transferred to SLAL's Heritage With Profits Fund with the exception of liabilities under Pension Contribution Insurance policies, Income Protection Plan policies and certain SIPP policies which were transferred to the Non Profit Fund along with appropriate backing assets.

(b) SLAC's investment in certain operating subsidiaries (including SLB, The Standard Life Assurance Company of Canada, SLH and SLI) were transferred to SLAL's Shareholder Fund or Non Profit Fund.

(c) SLAC's liabilities as at 10 July 2006 in respect of its staff pension schemes for employees in the UK and Ireland were transferred to the Non Profit Fund.

(d) All remaining assets and liabilities transferred were transferred to the Heritage With Profits Fund.

Immediately prior to the demutualisation of SLAC, it repaid its liabilities to its subsidiaries that had issued subordinated guaranteed bonds and Mutual Assurance Capital Securities (the 'instruments') and lent it the funds received. The repayment proceeds were transferred to Standard Life plc in return for its assumption of the obligations under the instruments. At the time of the demutualisation transaction Standard Life plc entered into a loan arrangement with SLAL under which it lent the funds it had received for assuming the obligations under the instruments. The instruments were re-listed on the London Stock Exchange with Standard Life plc as the new issuer.

Also immediately prior to the demutualisation of SLAC, it transferred its Canadian branch business (excluding the Stacking Policy and Structured Settlement businesses) to The Standard Life Assurance Company of Canada, a Canadian registered subsidiary of SLAC in return for additional shares in The Standard Life Assurance Company of Canada. The Stacking Policy business was transferred to the Non Profit Fund of SLAL and the Structured Settlement business remained in SLAC.

The Scheme provides that certain defined cash flows arising in the Heritage With Profits Fund on specified blocks of UK and Irish business may be transferred out of that fund and thus accrue to the ultimate benefit of shareholders of Standard Life plc. Under the Scheme such transfers are subject to constraints to protect with profits policyholders. If the defined cash flows result in a negative amount, then the Shareholders Fund will make a transfer to the Heritage With Profits Fund of at least the negative amount. The residual estate of the Heritage With Profits Fund exists primarily to meet amounts which may be charged to the Heritage With Profits Fund under the Scheme. However, to the extent that the board of SLAL is satisfied that there is an excess residual estate, it shall be distributed over time as an enhancement to final bonuses payable on the remaining policies invested in the Heritage With Profits Fund. The Scheme also provides for additional expenses to be charged by the Non Profit Fund to the Heritage With Profits Fund in respect of the German branch business. The Heritage With Profits Fund has entered into a reinsurance contract with Standard Life Investment Funds Limited (SLIF) in relation to longevity risk on annuity business written in the UK and Ireland.

In consideration for the transfer of the assets and liabilities from SLAC, SLAL issued shares to Standard Life plc. As compensation for the loss of their membership rights, eligible members of SLAC received shares in Standard Life plc.

On 10 July 2006 Standard Life plc listed its shares on the London Stock Exchange. Approximately £1.3bn of net new capital was raised as a result of the flotation.

Immediately after demutualisation certain subsidiaries that had been transferred to SLAL's Shareholder Fund were distributed, as a dividend in specie, to Standard Life plc.

On 21 July 2006 the Court of Session confirmed a reduction of £500m in Standard Life plc's share premium account and the cancellation of SLAL's entire share premium account. These capital reductions were undertaken to create distributable reserves of £500m in Standard Life plc and to remove a possible restriction upon declaring and paying dividends to Standard Life plc out of future surplus cash flows derived from the long-term business of SLAL.

SLAC changed its name upon demutualisation to The Standard Life Assurance Company 2006.

Independent Review Report by PricewaterhouseCoopers LLP to The Standard Life Assurance Company 2006 (formerly The Standard Life Assurance Company) ('the Company')

Introduction

We have been engaged by the Company to review the financial information for the half year ended 30 June 2006 which comprises the summarised consolidated balance sheet as at 30 June 2006 and the related summarised consolidated statements of income, cash flows and recognised income and expense and related notes prepared on the basis set out in the IFRS Accounting policies – Basis of preparation note (the "financial information"). Our review procedures did not extend to information prepared on a European Embedded Value basis or the Historical Financial Information, proforma and underlying profit information included in the IFRS Financial Highlights section.

We have read the other information contained in the half year report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The half year report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the half year report in accordance with the IFRS Accounting policies – Basis of preparation note and ensuring the presentation applied to the half year figures is consistent with that applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquires of the Group's management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly, we do not express an audit opinion on the financial information.

This report, including the conclusion, has been prepared for and only for the Company for the purpose of managing the Company's affairs and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the half year ended 30 June 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
Edinburgh

26 September 2006

Appendix 1

European Embedded Value methodology

Value of in-force covered business

The value of future shareholder cash flows is calculated for each material business unit on an after-tax basis, projected using best-estimate future assumptions as described below.

Allowance is made for external reinsurance and reinsurance within the Group. The cash flows include the profits and losses arising in Group companies providing investment management and other services where these relate to covered business. This is referred to as the 'look through' into service company expenses.

The projected cash flows are discounted to the valuation date using a risk discount rate which is intended to make sufficient allowance for the risks associated with the emergence of these cash flows, other than those risks allowed for elsewhere in the EEV calculations. In particular, a deduction is made from the present value of the best-estimate cash flows to reflect the risks associated with the existence of financial options and guarantees, this deduction being assessed using stochastic techniques as described below.

Free surplus

The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date. In the UK, this comprises the market value of the assets in the shareholders' fund, plus the value of the shareholders' interest in the surplus of the long-term fund, after appropriate allowance for tax, less the required capital supporting the covered business.

Where market value is not the normal basis for accounting (as in Canada), the free surplus is adjusted as required to allow for the present value of any tax which would become payable if the assets were realised.

Allowance for risk

Under the EEV Principles and Guidance, risks within the covered business are allowed for in the following ways:

- Application of risk discount rates to projected cash flows, which are derived by adding a risk margin to a risk-free rate;
- Holding of required capital for the covered business, determined by reference to both regulatory requirements and internal economic capital assessments; and
- Allowing for TVOG.

Risk discount rates

Under the EEV methodology, a risk discount rate is required to calculate the present value of expected future distributable profits as a single value at a particular date. The risk discount rate comprises a risk-free rate which reflects the time value of money and a risk margin allowing for the risk that experience in future years may differ from that assumed. In particular, a risk margin is added to allow for the risk that expected additional returns on certain asset classes are not achieved.

Risk discount rates have been determined as the risk-free government bond yield plus a risk margin. The risk margins have been determined for market risk and non-market risk separately. For market risk, the Group has opted for an approach whereby the risk margin is determined such that the PVIF, excluding the allowance for the TVOG, calculated using expected 'real world' asset returns equates with the PVIF calculated using 'risk-neutral' investment returns and discount rates. This approach was adjusted to recognise the benefits of the additional returns above risk-free rates available for investing in illiquid assets, namely corporate bonds and mortgages where they match appropriate liabilities. Allowance has then been made for non-market risk by applying stress tests to the PVIF using the Group's internal capital model, and quantifying an additional risk margin based on the results of the stress tests. The main elements of non-market risk which are stress tested are lapse, mortality, expense and credit risk assumptions. Benefits of diversification between risk types are allowed for in deriving the risk margins in line with the Group's internal capital model.

Separate risk discount rates have been calculated for in-force and new business (pre- and post-demutualisation), and for the principal geographic segments (UK, Europe and Canada). The risk margins are also reduced to allow for any cost of required capital which is already reflected within the EEV.

At each valuation date, each risk margin is reassessed based on current economic factors and risk profile and is updated only if a significant change has occurred. In particular, changes in risk profile arising from movements in asset mix are allowed for via the updated risk margin calculation.

The values of the Risk Discount Rates used for this reporting period are provided in the EEV Report Note 5.9.

Required capital

Required capital represents the amount of assets over and above those required to back the liabilities in respect of the covered business whose distribution to shareholders is restricted. As a minimum this will represent the capital requirement of the local regulator.

The Group has set required capital to be the higher of regulatory capital and its own internally-assessed risk-based capital requirement. In determining the required capital for purposes of assessing EEV, the Group excludes any required capital which is provided by the existing surplus in the Heritage With Profits Fund, as this capital is provided by policyholders. Any required capital in excess of that provided by the existing surplus in the Heritage With Profits Fund would need to be provided by assets in the Shareholder Fund. Projections performed by the Group suggest that the surplus in the Heritage With Profits Fund is expected, on best-estimate assumptions, to cover this level of required capital in most future years. As the cost of required capital in years when it is not covered by surplus in the Heritage With Profits Fund is not material, no shareholder assets have been assumed to be encumbered.

The levels of required capital in the current EEV calculations are therefore as follows:

- United Kingdom – No capital requirement (in excess of statutory reserves or asset shares) is valued in the EEV.
- Europe – No capital requirement (in excess of statutory reserves or asset shares) is valued in the EEV.
- Canada – The level of required capital is taken as 150% of MCCSR for the company and 150% of TAAM for the branch.

For new business written in the UK and Europe post-demutualisation, the Group expects to set required capital at 100% of EU minimum regulatory capital, as it is expected to be higher in aggregate than Standard Life's internal risk-based capital requirement.

Time value of financial options and guarantees

The TVOG represents the potential additional cost to shareholders where a financial option exists which affects policyholder benefits and is exercisable at the option of the policyholder. The Group has taken a market consistent approach to the calculation of the TVOG using stochastic modelling techniques. The TVOG has been calculated separately for UK, Europe and Canada.

UK and Europe

The main source of TVOG in the Group EEV arises from the Heritage With Profits Fund. Under the terms of the Scheme, this type of option for the UK, Germany and Ireland arises only when the Heritage With Profits Fund has insufficient assets to pay guaranteed policy benefits and the shareholders must therefore forgo receipt of expected Shareholder Cash Flows or inject additional funds into the Heritage With Profits Fund. The main options and guarantees within the Heritage With Profits Fund in respect of UK and European business are in respect of with profits business and include minimum guaranteed rates of return.

The value of the TVOG arising from the Heritage With Profits Fund at any point in time will be sensitive to:

- The level of the Residual Estate;
- Investment conditions in terms of bond yields, equity and property values and implied market volatility; and
- The investment profile of the assets backing the applicable policies at the time the TVOG is calculated.

The level of the TVOG has been calculated by a model which projects the Heritage With Profits Fund under a large number of different future economic scenarios. Particular features of this calculation are:

- The projected economic scenarios and the methodology used to discount Shareholder Cash Flows are based on market consistent assumptions;
- The total cost includes an allowance for non-market risk, including credit risk arising from holding non-risk-free bonds;
- Changes in policyholder behaviour are allowed for according to the particular economic scenario;
- Changes in management actions are allowed for according to the particular economic scenario, such actions being expected to be consistent with the way that the Heritage With Profits Fund will be managed in future as described in the Scheme and in the Principles and Practices of Financial Management (PPFM); and
- Each projection allows for the gradual release of the Residual Estate over time to policyholders where there are sufficient funds to do so.

Canada

The main options and guarantees within the Canadian business are in respect of minimum investment returns, guaranteed maturity and death benefits, and vested bonuses, which apply to certain investment and insurance contracts.

Other economic assumptions

The assumed investment returns reflect the Group's estimates of expected returns on principal asset classes, and are in general, based on market conditions at the date of calculation of the EEV.

The inflation rates assumed are (in general) based on the market-implied long-term price inflation plus a margin to allow for salary inflation.

Details of the assumptions used for this reporting period are provided in the EEV Report Note 5.9.

Expense assumptions

Expense assumptions on a per-policy basis have been derived based on an analysis of management expenses performed by each business, and are split between acquisition and maintenance assumptions. No future productivity gains have been anticipated in deriving expense assumptions.

In determining future expenses in relation to covered business, no allowance has been made in the EEV or the NBC for any allocation of Corporate centre costs.

Development costs represent specific costs incurred which are considered temporary in nature and are not expected to occur again.

Costs related to demutualisation and restructuring have been excluded from the EEV results where it has been agreed that these costs are to be met by the Heritage With Profits Fund and therefore would not form part of the Surplus Cash Flows.

Investment management expenses are also allowed for, and the assumptions for these reflect the actual investment expenses of SLI in providing investment management services to the Life & Pensions business rather than the investment fees actually charged.

Expenses – pension scheme deficit

The pension scheme deficit has been calculated in accordance with IAS 19 and has been adjusted to allow for self-invested assets in Canada and liabilities already recognised in the Canadian EEV.

Other non-economic experience assumptions

Assumptions are made in respect of future levels of mortality, morbidity, premium terminations, option take up, surrenders and withdrawals. The assumptions reflect the Directors' best-estimates of the likely future experience, and are based on recent experience and relevant industry data, where available.

Assumptions regarding option take up, surrenders and withdrawals are assumed to vary, where appropriate, according to the investment scenario under consideration when deriving the TVOG, to reflect the Directors' best-estimate of how policyholder behaviour may vary in such circumstances.

The EEV calculations make an allowance where appropriate for the possible impact of policyholders deferring the surrender of their policies until after demutualisation, and for increased lapses arising from A-Day activity.

New business

New business premiums include:

- premiums arising from the sales of new contracts during the period;
- non-contractual additional premiums, including future Department of Work and Pensions (DWP) rebate premiums; and
- expected renewals on new contracts and expected future contractual alterations to new contracts.

The contribution generated by new business written during the period is the present value of the projected stream of after-tax distributable profit from that business. NBC before tax is calculated by grossing up the contribution after tax at the full corporation tax rate for UK business and at appropriate rates of tax for other countries.

The economic assumptions used are those at the start of the reporting period, and the non-economic assumptions are those at the end of the reporting period. An exception to this policy is annuity business in the UK, where to ensure consistency between the economic assumptions used in the value of new business and those used in pricing the business and in the calculation of mathematical reserves, the economic assumptions used are updated at the beginning of each quarter during the reporting period.

New business sales are expressed on two bases: APE and PVNBP. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts, and is expressed at the point of sale. The premium volumes and projection assumptions used to calculate the present value of regular premiums for each product are the same as those used to calculate NBC, so the components of the new business margin are on a consistent basis. The PVNBP is calculated using the relevant opening risk-free rate.

Tax

The opening and closing EEV numbers for the covered business are presented net of the tax which the Group expects to pay as a proprietary company post-demutualisation. The tax deducted has been reduced to take into account transfers to shareholders from unallocated surplus which it is considered can be made without incurring tax and has been assessed on the basis of the current tax law, the current Finance Bill, HM Revenue and Customs practice and the provisions of the Scheme. The tax deducted also takes into account the risk of markets moving adversely in the future which would reduce the amount that can be so transferred to shareholders.

All of the pre-tax movements in the embedded value, including the NBC, are presented on the basis that full shareholder tax is payable. This is consistent with the Group's expectation for business sold post-demutualisation. However, for surplus emerging after demutualisation from business in the Heritage With Profits Fund, shareholder tax is not expected to be payable for a period of years following demutualisation as a result of the transfers that it is considered can be made to shareholders without incurring tax as referred to above.

Subordinated debt

On demutualisation UK subordinated liabilities and subordinated members' accounts were transferred to Standard Life plc on an adjusted cost basis with assets equal in value to this amount. Current EEV Principles and Guidance would normally require such debt to be valued on a market value basis. An adjustment is therefore made to reduce EEV by the amount by which market value exceeds the adjusted cost value at Group level. Details of this adjustment are provided in the EEV Report Note 5.8.

The liability in respect of subordinated debt issued by the Canadian companies has been deducted at market value within the Canadian EEV.

For non-covered business, no adjustment is made to the IFRS valuation of debt.

Foreign exchange

Embedded value and other balance sheet items denominated in foreign currencies have been translated to sterling using the appropriate closing exchange rate. NBC and other profit and loss account items have been translated using an average exchange rate for the relevant period. Differences arising from foreign exchange movements are excluded from the EEV Consolidated Income Statement and are presented separately in Part 5 within the EEV Consolidated Statement of Recognised Income and Expenses.

Appendix 2

IFRS plc basis of preparation

7.2.1 Introduction

Throughout the period covered by this Report, SLAC was a mutual company operated for the benefit of its with profits policyholders. The statutory accounts of the SLAC Group recorded neither a profit nor a loss on the operations of its long-term business because, under the mutual structure, all surpluses from the business accrued to the benefit of with profits policyholders through bonuses declared or through transfers to the unallocated divisible surplus.

To allow comparability of the Group's performance for the period to 30 June 2006 with the results for the year ended 31 December 2005 shown in the Prospectus, the results to 30 June 2006 have been prepared on a consistent basis with the HFI results and the Proforma Financial Information ('Proforma results').

The HFI results have been prepared in order to show the results which would have been attributable to shareholders and policyholders had SLAC been a company owned by shareholders under the terms of the Scheme during the two accounting periods. The Proforma results comprise the Income statement as set out in the HFI results basis, adjusted to reflect the profit that would have arisen had the Scheme and anticipated post-demutualisation capital and debt structure been in place at the start of each period.

After demutualisation, the shareholder transfer formulae will be used to determine the amount attributable to shareholders in respect of in-force business. The results of new business written (with the exception of increments written in the Heritage With Profits Fund) will be directly attributable to shareholders and therefore the shareholder transfer formulae will not apply to that new business. This distinction means that acquisition costs and certain reserving strains are treated differently in the HFI in comparison to the way that those costs and strains will actually be treated after demutualisation.

A more detailed description of the HFI basis and Proforma basis are set out below.

7.2.2 HFI basis

The HFI results have been prepared on the basis of International Financial Reporting Standards.

As described in more detail in the 'Basis of Preparation' below the terms of the Scheme have been reflected in the preparation and presentation of the HFI results. Further detail regarding the terms of the Scheme are discussed in the Company's Prospectus.

On demutualisation, the Heritage With Profits Fund entered into a reinsurance contract with SLIF in relation to longevity risk on annuity business written in the UK and Ireland. The amount attributable to shareholders is equivalent to the difference between actual mortality experience and the mortality reserving assumptions.

7.2.2.a Basis of preparation

The HFI results have been derived using the SLAC Group accounting records and in accordance with the accounting policies set out in the Prospectus. The principal adjustments made to the underlying SLAC Group accounting records are summarised below.

7.2.2.b Profit/(loss) attributable to shareholders

The Income Statement in the HFI results has been prepared to show those proportions of the transfers made to the unallocated divisible surplus which would have been attributable to shareholders and with profits policyholders had SLAC been owned by shareholders under the terms of the Scheme during the two accounting periods.

The profit and loss attributable to shareholders comprises five components:

(a) The transfer of assets between shareholders and policyholders that would have arisen under the Scheme in respect of the UK and Irish unitised with profit and non profit business;

(b) The recharge in respect of business written in the German branch;

STANDARD LIFE

(c) The profits attributable to the operating subsidiaries which, under the Scheme, will transfer to SLAL's Shareholder Fund or Non Profit Fund;

(d) In relation to subordinated debt and SMAs, the amount by which the return on the assets backing the subordinated debt exceeds the coupon paid; and

(e) In relation to annuities, the amount attributable to shareholders represents the profit or loss resulting from the difference between actual mortality experience and the mortality reserving assumptions used to determine the reinsurance premium received by SLIF from the Heritage With Profits Fund.

In order to calculate the shareholder profit/loss that would have arisen in the two accounting periods in relation to (a), (b) and (e) above long-term insurance premiums, claims and commissions, associated reinsurance and operating costs and actuarial reserves have been derived from the accounting and actuarial records of SLAC and have been allocated to each business unit and product category by reference to the nature of the individual products giving rise to the transactions. The shareholder transfer is then calculated for each product category by reference to formulae defined in the Scheme.

If the shareholder transfer amount from the Heritage With Profits Fund is negative, the Scheme requires a contingent loan to be made by SLAL's Shareholder Fund to the Heritage With Profits Fund for the amount of the deficit.

For the purpose of preparing the HFI results, the results of business written in the German branch have been allocated between shareholders and policyholders according to a basis that is consistent with business written in the UK and Ireland. This basis is also consistent with how the post-demutualisation recharges to the Heritage With Profits Fund for German business have been derived.

For the purposes of preparing the HFI results, the results of annuity business in the UK and Ireland have been allocated between shareholders and policyholders according to a basis that is similar to that used for other conventional non profit insurance business written in the UK and Ireland. As for other conventional non profit insurance business the amount allocated to shareholders is calculated as the surplus arising excluding any investment surplus. A further modification is applied in that any surplus or deficit arising as a result of differences between actual and assured administration expenses and the movements in mathematical reserves held in respect of future administration expenses is excluded. This reflects the fact the longevity reinsurance arrangement in respect of annuities does not transfer the expense and reinvestment risk to shareholders.

7.2.2.c Taxation

As SLAC is a mutual company, its life and pensions business is not subject to shareholder tax. The tax attributable to that business is therefore regarded as policyholder tax, and no calculations have been made either to re-analyse that tax between shareholder and policyholder tax, or to compute any additional tax charge or credit (current or deferred taxation) which might arise in the shareholder environment. The tax charge attributable to shareholders in the HFI results solely reflects the tax in the operating subsidiaries that will be held outside the Heritage With Profits Fund.

7.2.3 Basis of preparation – Proforma results

The Proforma results are calculated by adjusting the HFI results for the following items:

(a) Adjustments

	Notes	6 months to 30 June 2006 £m	12 months to 31 December 2005 £m
Deferral of acquisition costs	(b)	90	157
Assumed interest on proceeds of share issue	(c)	17	33
New business reserving strain	(d)	(4)	(55)
		103	135

(b) Deferral of acquisition costs

In the HFI, a component of shareholder profit is represented by the transfer of assets to the Non Profit Fund. This transfer was calculated in accordance with the formula defined in the Scheme by reference to certain cash flows from the unitised business and non profit business. These cash flows are based on the amounts reported in the regulatory return and therefore exclude any deferral of acquisition costs.

Following demutualisation, all new business will be written in the Non Profit Fund for the benefit of shareholders, who will be entitled to all elements of profit arising on this business. Profits attributable to shareholders on all new business written post-demutualisation will reflect the deferral of acquisition costs.

The adjustment shown in the Proforma Income Statement reflects the deferral of that element of acquisition costs attributable to shareholders had the new business written in 2006 had been written in the Non Profit Fund.

(c) Assumed interest on proceeds of share issue

An element of the IPO proceeds will be used to support the capital adequacy of the Group. An amount of £750m of the proceeds will be used within the Group for capital adequacy purposes (after the payment of £50m to the UK Standard Life Staff Pension Scheme). The Proforma Income Statement includes additional investment income of £17m to reflect a return of 4.40%, the rate of return achieved on gilts during the period. The return on the remaining expected IPO proceeds of £500m is not shown in the Proforma Income Statement and would have been £11m before tax based on the rate of return on gilts (4.40%).

(d) New business reserving strain

The reserving strain arising from new unitised with profits business (excluding increments) will change post-demutualisation. This business will be written in the Non Profit Fund (and the with profits element will be transferred to a new With Profits Fund), and will therefore be attributable to shareholders. The reserving approach used will as a result be on a regulatory basis. Prior to demutualisation the 'twin peaks' regime applied to the business as it was written in a realistic basis With Profits Fund.